Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
July 23, 2008

3.	News Release
A news release was issued by Cardiome Pharma Corp. (“Cardiome”) on July 23, 2008 via Canada Newswire.  The news release is attached hereto as Schedule “A” and incorporated herein.

4.	Summary of Material Change
Cardiome announced on July 23, 2008 that it had entered into a securities purchase agreement (the “Agreement”) with CR Intrinsic Investments, LLC (“CR Intrinsic”), an investment fund managed by CR Intrinsic Investors, LLC, an affiliate of S.A.C. Capital Advisors, LLC, to issue Series A convertible preferred shares (“Series A Preferred Shares”) to CR Intrinsic for gross proceeds of USD$25 million. The Agreement is attached hereto as Schedule “B” and incorporated herein.  Proceeds of the financing will be used for general corporate and working capital purposes. The closing of the transaction will occur on July 25, 2008.

5.1           Full Description of Material Change
Cardiome announced on July 23, 2008 that it had entered into an agreement with CR Intrinsic to issue Series A Preferred Shares to CR Intrinsic for gross proceeds of USD$25 million.

Pursuant to the non-brokered private placement, Cardiome will issue 2,272,727 Series A Preferred Shares to CR Intrinsic at a price of USD$11.00 per share for gross proceeds of USD$25 million to Cardiome.  No coupon or interest is payable on the Series A Preferred Shares.

The Series A Preferred Shares will become convertible into common shares of Cardiome (“Common Shares”) as follows:

(a)
at the option of the holder, at any time after the earlier of (i) the date which is three months after the issue date of the Series A Preferred Shares and (ii) the Strategic Review Termination Date (as such term is defined in the Share Rights attached as Exhibit A to the Agreement);

(b)	at the option of Cardiome, at any time after the earlier of (i) the date which is one year after the issue date of the Series A Preferred Shares and (ii) the Strategic Review Termination Date; and

(c)	automatically, immediately prior to the completion of a Change of Control (as such term is defined in the Share Rights attached as Exhibit A to the Agreement)

The initial conversion ratio, which is subject to adjustment, is one Common Share for each Series A Preferred Share so converted.

At any time after the first anniversary of the issue date, Cardiome may redeem the whole or any part of the outstanding Series A Preferred Shares at a redemption price equal to USD$11.00 per share plus any declared and unpaid dividends thereon.

The holders of the Series A Preferred Shares are entitled to dividends if, as and when declared and payable to the holders of Common Shares.  The holders of the Series A Preferred Shares are entitled, in the event of the liquidation, winding-up or dissolution of Cardiome, prior to any payment to the holders of Common Shares or shares ranking subordinate to the Series A Preferred Shares, to a repayment of capital plus any declared and unpaid dividends. The holders of the Series A Preferred Shares have the right to attend all meetings of the shareholders of Cardiome (except meetings at which only holders of another class or series of shares are entitled to vote) and to vote at such meetings, together with the holders of Common Shares as if they were a single class of shares at a rate of one vote per Common Share that each holder of Series A Preferred Shares would be entitled to upon conversion of all of such holder’s Series A Preferred Shares upon any matter submitted to the shareholders of Cardiome, except those matters required by law to be submitted to a class vote of the holders of Series A Preferred Shares, in which case the Series A Preferred Shares carry one vote per share. Cardiome cannot authorize, allot or issue any preferred shares ranking senior to the Series A Preferred Shares, amend or repeal the articles or by-laws of Cardiome in any way that would alter or change the rights and restrictions attached to the Series A Preferred Shares, authorize the creation or issuance of any securities which would result in a breach of the rights and restrictions attaching to the Series A Preferred Shares or increase or decrease the authorized number of preferred shares or Series A Preferred Shares without the approval of the holders of at least 50% of the issued and outstanding Series A Preferred Shares.

Pursuant to the Agreement, Cardiome has agreed to grant certain registration rights to the holders of the Series A Preferred Shares, which require Cardiome to use its reasonable best efforts to file a prospectus and registration statement qualifying the Common Shares issuable upon conversion of the Series A Preferred Shares for resale in Canada and the United States no later than the earlier of the date which is (i) ninety days after the issue date of the Series A Preferred Shares and (ii) fourteen days after the Strategic Review Termination Date. The form of registration rights agreement to be entered into on the issue date is attached as Exhibit B to the Agreement.

Proceeds of the financing will be used for general corporate and working capital purposes, which may include, but are not limited to, advancing Cardiome’s current clinical development programs.

Closing of the transaction is subject to the fulfillment of customary and usual closing conditions.  The full terms of the transaction are set out in the Agreement and ancillary documents filed by Cardiome concurrently herewith. The closing of the transaction will occur on July 25, 2008.

5.2	Disclosure for Restructuring Transactions
Not Applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:                      Chief Financial Officer
Phone No.:                      604-677-6905

9.	Date of Report
July 24, 2008

Per:  Curtis Sikorsky
          Curtis Sikorsky,
          Chief Financial Officer

SCHEDULE “A” - NEWS RELEASE

CARDIOME ANNOUNCES PREFERRED SHARE FINANCING

Vancouver, Canada, July 23, 2008 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has entered into an agreement with CR Intrinsic Investments, LLC, an investment fund managed by CR Intrinsic Investors, LLC, an affiliate of S.A.C. Capital Advisors, LLC to purchase Series A convertible preferred shares for gross proceeds of US$25 million.  Proceeds of the financing will be used for general corporate purposes, costs associated with the ongoing strategic process and continued development of Cardiome’s clinical programs.

“We view this transaction as an important bridge which provides us with additional near-term financial flexibility and a strengthened balance sheet as we enter an important phase of our current strategic discussions,” said Doug Janzen, President and Chief Business Officer of Cardiome.  “We are pleased that our largest shareholder is willing to support Cardiome with a transaction which will assist us in maximizing the value of our vernakalant franchise following our recent positive oral data.”

Under the non-brokered private placement, Cardiome has entered into an agreement to sell 2,272,727 Series A convertible preferred shares at a price of US$11.00 per share for gross proceeds of US$25 million to CR Intrinsic Investments, LLC.  Subject to certain timing restrictions, the preferred shares will be convertible into common shares of Cardiome on a 1-to-1 basis.  In the event of a change of control of the Company, each preferred share will automatically convert immediately prior to the closing of the change of control event.  No coupon or interest is payable on this series of preferred shares.  Closing of the transaction is subject to the fulfillment of customary and usual closing conditions.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SCHEDULE “B” - SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT

TABLE OF CONTENTS

Page

1.	PURCHASE AND SALE OF PREFERRED SHARES.	1
(a)	Sale and Purchase of the Preferred Shares.	1
(b)	Closing.	2
(c)	Form of Payment.	2
2.	BUYER’S REPRESENTATIONS AND WARRANTIES.	2
(a)	Organization; Authority.	2
(b)	No Public Sale or Distribution.	2
(c)	Accredited Investor Status.	2
(d)	Reliance on Exemptions.	2
(e)	Information.	3
(f)	No Governmental Review.	3
(g)	Transfer or Resale.	3
(h)	Acknowledgment by Buyer.	4
(i)	U.S. Legend.	4
(j)	Canadian Legends.	5
(k)	Validity; Enforcement.	5
(l)	No Conflicts.	5
(m)	Residency.	6
(n)	No Effect on Reliance.	6
3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.	6
(a)	Organization and Qualification.	6
(b)	Authorization; Enforcement; Validity.	6
(c)	Issuance of Securities.	7
(d)	No Conflicts.	7
(e)	Consents.	8
(f)	Acknowledgment Regarding Buyer’s Purchase of Securities.	8
(g)	No General Solicitation; Placement Agent’s Fees.	8
(h)	No Integrated Offering.	8
(i)	Dilutive Effect.	9
(j)	Application of Takeover Protections; Rights Agreement.	9
(k)	SEC Documents; Financial Statements.	9
(l)	Absence of Certain Changes.	10
(m)	No Undisclosed Events, Liabilities, Developments or Circumstances.	10
(n)	Conduct of Business; Regulatory Permits.	10
(o)	Foreign Corrupt Practices.	11
(p)	Sarbanes-Oxley Act.	11
(q)	Transactions With Affiliates.	11
(r)	Equity Capitalization.	12
(s)	Indebtedness and Other Contracts.	12

i

(t)	Absence of Litigation.	13
(u)	Insurance.	13
(v)	Employee Relations.	13
(w)	Title.	14
(x)	Intellectual Property Rights.	14
(y)	Environmental Laws.	15
(z)	Subsidiary Rights.	15
(aa)	Tax Status	15
(bb)	Internal Accounting and Disclosure Controls.	16
(cc)	Off-Balance Sheet Arrangements.	16
(dd)	Investment Company Status.	16
(ee)	U.S. Real Property Holding Corporation.	16
(ff)	Transfer Taxes.	16
(gg)	Shares Freely Tradeable.	17
(hh)	TSX.	17
(ii)	NASDAQ.	17
(jj)	Acknowledgement Regarding Buyer’s Trading Activity.	17
(kk)	Manipulation of Price.	17
(ll)	Disclosure.	17
(mm)	Hart-Scott-Rodino Act Exemption.	18
(nn)	No Effect on Reliance.	18
4.	COVENANTS.	18
(a)	Best Efforts.	18
(b)	Form D and Blue Sky; Canadian Filings	18
(c)	Reporting Status	18
(d)	Use of Proceeds.	19
(e)	Financial Information	19
(f)	Listing.	19
(g)	Fees	19
(h)	Pledge of Securities.	19
(i)	Disclosure of Transactions and Other Material Information.	20
(j)	Additional Registration Statements.	20
(k)	Reservation of Shares.	20
(l)	Compliance with Series A Share Rights.	21
(m)	Conduct of Business.	21
(n)	Withholding Taxes	21
(o)	Holding Periods	21
(p)	Lock-Up Agreements.	21
(q)	Approval of Principal Markets.	21
5.	REGISTER; TRANSFER AGENT INSTRUCTIONS.	21
(a)	Register.	21
(b)	Transfer Agent Instructions.	22
6.	CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.	22
7.	CONDITIONS TO THE BUYER’S OBLIGATION TO PURCHASE.	23

ii

8.	TERMINATION.	24
9.	MISCELLANEOUS.	24
(a)	Governing Law; Jurisdiction; Jury Trial	25
(b)	Counterparts.	25
(c)	Headings.	25
(d)	Severability.	25
(e)	Entire Agreement; Amendments.	26
(f)	Notices.	27
(g)	Successors and Assigns.	27
(h)	No Third Party Beneficiaries.	27
(i)	Survival.	27
(j)	Currency	27
(k)	Further Assurances	28
(l)	Indemnification	28
(m)	No Strict Construction.	28
(n)	Remedies.	28
(o)	Independent Nature of Obligations.	29
(p)	Rescission and Withdrawal Right.	29
(q)	Payment Set Aside.	29
(r)	Judgment Currency.	33

EXHIBITS
Exhibit A   -    Form of Series A Share Rights
Exhibit B    -    Form of Registration Rights Agreement
Exhibit C    -    Form of Irrevocable Transfer Agent Instructions
Exhibit D    -    Form of Officer’s Certificate
Exhibit E    -    Form of Officer’s Certificate
Exhibit F    -    Form of Lock-Up Agreement
Exhibit G    -    Form of McCarthy Tétrault LLP Opinion
Exhibit H    -    Form of Latham & Watkins LLP Opinion

iii

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of July 23, 2008, by and between Cardiome Pharma Corp., a Canadian corporation, with headquarters located at 6th Floor, 6190 Agronomy Road, Vancouver, British Columbia, Canada V6T 1Z3 (the “Company “), and CR Intrinsic Investments, LLC (the “Buyer”).

WHEREAS:

A.           The Company and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act and BC Instrument 72-503 - Distribution of Securities Outside British Columbia as promulgated under the Securities Act (British Columbia) (the “BCSA”).

B.           The Company has authorized a new series of preferred shares of the Company designated as Series A Shares, the terms of which are set forth in the rights, privileges, conditions and restrictions for such series of preferred shares (the “Series A Share Rights”) in the form attached hereto as Exhibit A (together with any preferred shares issued in replacement thereof in accordance with the terms thereof, the “Preferred Shares”), which Preferred Shares shall be convertible into common shares in the capital of the Company (the “Common Shares”), in accordance with the terms of the Series A Share Rights.

C.           The Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, certain Preferred Shares.

D.           Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit B (as in effect from time to time, the “Registration Rights Agreement”), pursuant to which the Company has agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement), under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

E.           The Preferred Shares and the Common Shares issuable upon conversion of the Preferred Shares (the “Conversion Shares”) are collectively referred to herein as the “Securities.”

NOW, THEREFORE, the Company and the Buyer hereby agree as follows:

1.      PURCHASE AND SALE OF PREFERRED SHARES.

(a)           Sale and Purchase of the Preferred Shares.

Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, on the Closing Date (as defined below), the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company, 2,272,727 Preferred Shares at a price of US$11.00 per Preferred Share, for an aggregate cash purchase price of US$24,999,997 (the “Purchase Price”).

(b)           Closing.

The closing (the “Closing”) of the purchase and sale of the Preferred Shares by the Buyer shall occur at the offices of McCarthy Tétrault LLP, located at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2.  The date and time of the Closing (the “Closing Date”) shall be 10:00 a.m., Pacific Standard Time, on July 25, 2008 subject to and after the notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below (or such later date and time as is mutually agreed to by the Company and the Buyer).

(c)           Form of Payment.

On the Closing Date, the Buyer shall pay the Purchase Price to the Company for the Preferred Shares to be issued and sold to the Buyer at the Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions. At the Closing, the Company shall deliver to the Buyer a certificate evidencing the Preferred Shares, free and clear of all restrictive legends (except as expressly provided in Section 2(i) and (k) hereof), duly executed on behalf of the Company and registered on the transfer books of the Company in the name of the Buyer.

2.      BUYER’S REPRESENTATIONS AND WARRANTIES.

The Buyer represents, warrants and covenants to, and agrees with, the Company that:

(a)           Organization; Authority.

The Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents (as defined below) to which it is a party and otherwise to carry out its obligations hereunder and thereunder.

(b)           No Public Sale or Distribution.

The Buyer is (i) acquiring the Preferred Shares and (ii) upon conversion of the Preferred Shares will acquire the Conversion Shares, in each case, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales of Conversion Shares registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the “Canadian Securities Laws”), as applicable; provided, however, that by making the representations herein, the Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and in accordance with Canadian Securities Laws.  The Buyer is acquiring the Securities hereunder in the ordinary course of its business.  The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person (as defined in Section 3(s)) to distribute any of the Securities.

(c)           Accredited Investor Status.

The Buyer is an “accredited investor” (i) as that term is defined in Rule 501(a) of Regulation D and (ii) within the meaning National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators (the “CSA”).

(d)           Reliance on Exemptions.

The Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from (i) the registration requirements of United States federal and applicable state securities laws and (ii) the registration and prospectus requirements of applicable Canadian Securities Laws and that the Company is relying in part upon the truth and accuracy of, and the Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

(e)           Information.

The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company.  Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its advisors, if any, or its representatives shall modify, amend or affect the Buyer’s right to rely on the Company’s representations and warranties contained herein.  The Buyer understands that its investment in the Securities involves a high degree of risk and uncertainty, and the Buyer has the capability and financial ability to bear such risk and uncertainty, including a potential loss of its investment.  The Buyer has sought such accounting, legal, tax and other advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. The Buyer understands that the action date for FDA’s review of the New Drug Application (“NDA”) for KYNAPID™ (vernakalant hydrochloride) has not yet been determined, and that the outcome of the FDA’s review of the NDA is uncertain.  The Buyer further understands that the Company publicly announced a strategic review process on March 17, 2008 that is ongoing and that the outcome of such review process is uncertain.  The Buyer understands that the Company may have access to information that has not been fully analyzed or that is subject to confirmation and further investigation.  The Buyer agrees that, except for disclosures required by United States federal securities laws and Canadian Securities Laws applicable to the Company, the Company has no obligation to provide the Buyer with information concerning the status of either such matter, beyond what the Company has publicly disclosed, and the Buyer has not relied on the Company for any such information. The foregoing shall not modify, amend or effect the Buyer’s right to rely on the Company’s representations and warranties contained herein.

(f)           No Governmental Review.

The Buyer understands that no United States or Canadian federal, state or provincial agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(g)           Transfer or Resale.

The Buyer acknowledges and agrees that (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws or qualified by prospectus under Canadian Securities Laws (ii) the Preferred Shares are subject to the restrictions on transfer contained in the Series A Share Rights (iii) the Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Securities such Securities may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act; (B) to the Company; (C) outside the United States in accordance with Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and (iv) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada (or who is a resident of Canada) is prohibited unless it is made in compliance with applicable Canadian Securities Laws.

(h)           Acknowledgment by Buyer.

The Buyer acknowledges and agrees that (i) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Preferred Shares or the Common Shares issuable upon conversion of the Preferred Shares, (ii) there is no government or other insurance covering the Preferred Shares or the Common Shares issuable upon conversion of the Preferred Shares, (iii) there are risks associated with the purchase of the Preferred Shares and the acquisition and holding of the Common Shares issuable upon conversion of the Preferred Shares, (iv) in addition to the restrictions on transfer contained hereunder and under the terms of the Preferred Shares, there are restrictions under Canadian Securities Legislation on the Buyer’s ability to resell the Preferred Shares and the Common Shares issuable upon conversion of the Preferred Shares and it is the responsibility of the Buyer to find out what those restrictions are and to comply with them before selling such securities and (v) the Company has advised the Buyer that the Company is relying on an exemption from the requirements to provide the Buyer with a prospectus and to sell securities through a person registered to sell securities under the BCSA and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the BCSA, including statutory rights of rescission or damages, will not be available to the Buyer.

(i)      U.S. Legend.

The Buyer understands that the certificates or other instruments representing the Securities shall bear a legend set forth below:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE “1933 ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND MAY BE OFFERED, SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE UNITED STATES ONLY PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT OR PURSUANT TO AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND, IF REQUESTED BY CARDIOME PHARMA CORP. (“CARDIOME”), UPON DELIVERY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO CARDIOME THAT THE PROPOSED TRANSFER IS EXEMPT FROM THE 1933 ACT.  BY PURCHASING THESE SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF CARDIOME THAT IT WILL COMPLY WITH THESE RESALE RESTRICTIONS.

The legend set forth above shall be removed and the Company shall issue certificates representing such securities without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (A) such Securities are registered for resale under the 1933 Act, (B) in connection with a sale, assignment or other transfer, such holder provides the Company with reasonable assurance that the sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (C) if the Company is a “foreign issuer,” within the meaning of Regulation S under the 1933 Act and the Securities are being sold pursuant to Regulation S, such legend may be removed by providing a declaration to the Company that such shares may be sold pursuant to Regulation S or (D) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred without volume limitations or manner of sale restrictions pursuant to Rule 144 or have been sold in accordance with Rule 144.

(j)      Canadian Legends.

The Buyer understands that, in addition to the legends referred to in Section 2(i) or required under the Series A Share Rights,  the certificates or other instruments representing the Securities shall bear a legend set forth below:

“UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE NOVEMBER 26, 2008.”

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities at the earlier of the date the Securities are qualified for public distribution under applicable Canadian Securities Laws and anytime on or after November 26, 2008.

In addition, if the Conversion Shares are issued before November 26, 2008, then, in addition to the foregoing legend, such Conversion Shares shall bear the following legend until such time as the legend no longer applies:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

(k)           Validity; Enforcement.

This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of the Buyer and shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(l)       No Conflicts.

The execution, delivery and performance by the Buyer of this Agreement and the Registration Rights Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder.

(m)            Residency.

The Buyer (i) is organized in Anguilla, (ii) is not resident in British Columbia or any other province or territory of Canada and (iii) is not a U.S. Person (as such term is defined in Regulation S under the 1933 Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and it is not purchasing the Preferred Shares on behalf of, or for the account or benefit of, a person in the United States or a U.S. Person.

(n)           No Effect on Reliance.

None of the representations and warranties of the Buyer contained in this Section 2 shall modify, amend or otherwise affect the Buyer’s right to rely on the Company’s representations and warranties contained in Section 3.

3.      REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents, warrants and covenants to, and agrees with, the Buyer that:

(a)           Organization and Qualification.

Each of the Company and its “Subsidiaries” (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns a majority of the capital stock or equity or similar interests) are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted.  Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect.  As used in this Agreement,  “Material Adverse Effect” means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company, its Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or in the other Transaction Documents (as defined below) or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined in Section 3(b)).  The Company has no Subsidiaries except as set forth on in the SEC-CSA Documents. As used in this Agreement, “Material Subsidiaries” means Cardiome, Inc., Cardiome Research and Development (Barbados), Inc. and Cardiome Development AG.

(b)           Authorization; Enforcement; Validity.

The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the Series A Share Rights, the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions (as defined in Section 5(b)) and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the “Transaction Documents”) and to issue the Securities in accordance with the terms hereof and thereof.  The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Preferred Shares and the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion of the Preferred Shares, have been duly authorized by the Company’s board of directors or a duly appointed committee of the board of directors and, other than (i) the filing with applicable Canadian securities regulators and authorities under the applicable Canadian Securities Laws of a Form 45-106F1, (ii) the filing with the SEC of a Form D, (iii) the filings with the SEC and the British Columbia Securities Commission of one or more prospectuses (or supplements to a shelf prospectus) and Registration Statements in accordance with the requirements of the Registration Rights Agreement, (iv) any other filings as may be required under applicable securities or “Blue Sky” laws of the states of the United States, (v) the filing of Articles of Amendment in respect of the Preferred Shares with the Director (as that term is defined in the Canada Business Corporations Act) of Industry Canada and (vi) the submission of a listing application for the Conversion Shares with the Principal Markets, no further filing, consent, or authorization is required by the Company, its board of directors or its shareholders (and, for the avoidance of doubt, no shareholder approval is required under any TSX or NASDAQ rule).  This Agreement and the other Transaction Documents of even date herewith have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(c)           Issuance of Securities.

The issuance of the Preferred Shares is duly authorized and upon issuance in accordance with the terms of the Transaction Documents shall be free from all taxes, liens and charges with respect to the issue thereof, and the Preferred Shares shall be entitled to the rights, privileges, conditions and restrictions set forth in the Series A Share Rights.  As of the Closing, a number of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds the maximum number of Common Shares issuable upon conversion of the Preferred Shares.  Upon issuance or conversion in accordance with the Series A Share Rights, the Conversion Shares will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares.  Subject to the representations and warranties of the Buyer in this Agreement, the offer and issuance of the Preferred Shares to the Buyer by the Company is exempt from registration under the 1933 Act and from the prospectus and registration requirements of applicable Canadian Securities Laws.

(d)           No Conflicts.

The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Preferred Shares and reservation  for issuance and issuance of the Conversion Shares) will not (i) result in a violation of the constating documents of the Company or any of its Material Subsidiaries (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any material respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Company or any of its Material Subsidiaries is a party, or (iii) result in a  material violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations or applicable Canadian Securities Laws and regulations and the rules and regulations of the Toronto Stock Exchange (the “TSX”) or the NASDAQ Global Market (“NASDAQ”, and collectively with the TSX, the “Principal Markets” and individually, each a “Principal Market”) applicable to the Company or by which any property or asset of the Company is bound or affected.

(e)           Consents.

The Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the filing by the Company of Articles of Amendment in respect of the Preferred Shares with the Director (as that term is defined in the Canada Business Corporations Act) of Industry Canada and the approval thereof, and the submission by the Company of a listing application for the Conversion Shares with the Principal Markets and the approval thereof.  The Company is unaware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence.  The Company is in compliance in all material respects with the requirements of the Principal Markets and has no knowledge of any facts which would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

(f)           Acknowledgment Regarding Buyer’s Purchase of Securities.

The Company acknowledges and agrees that the Buyer is acting solely in the capacity of arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Buyer is not (i) an officer or director of the Company, (ii) an “affiliate” (as defined in Rule 144 under the 1933 Act) of the Company or any of its Subsidiaries  (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) or (iii) to the knowledge of the Company, a “beneficial owner” of more than 10% of the Common Shares.  The Company further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer’s purchase of the Securities.  The Company further represents to the Buyer that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives, including, without limitation, the Agent (as defined in Section 3(g)).

(g)           No General Solicitation; Placement Agent’s Fees.

Neither the Company, nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.  The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions (other than for persons engaged by the Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby.  The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, attorney’s fees and out-of-pocket expenses) arising in connection with any such claim.  The Company acknowledges that it has engaged Merrill Lynch & Co. as agent (the “Agent”) in connection with the sale of the Securities.  Other than the Agent, neither the Company nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

(h)           No Integrated Offering.

None of the Company, its Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated.  None of the Company, its Subsidiaries, any of their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

(i)      Dilutive Effect.

The Company acknowledges that its obligation to issue Conversion Shares upon conversion of the Preferred Shares in accordance with this Agreement and the Series A Share Rights is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

(j)      Application of Takeover Protections; Rights Agreement.

The Company has no control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and the Buyer’s ownership of the Securities.  The Company has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.

(k)           SEC Documents; Financial Statements.

Since December 31, 2006, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the CSA pursuant to the reporting requirements of the 1934 Act and the applicable Canadian Securities Laws (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC-CSA Documents”).  The Company has delivered to the Buyer or its representatives true, correct and complete copies of all material SEC-CSA Documents not available on the EDGAR and SEDAR system that have been requested by the Buyer. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA, as applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of their respective dates, the financial statements of the Company included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the CSA with respect thereto.  Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).  No other information provided by or on behalf of the Company to the Buyer which is not included in the SEC-CSA Documents, including, without limitation, information referred to in Section 2(e) of this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

(l)      Absence of Certain Changes.

Except as disclosed in the SEC-CSA Documents, since December 31, 2007, (i) there has been no material adverse change and no material adverse development in the business, assets, properties, operations, condition (financial or otherwise), results in operations or prospects of the Company or its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has (A) declared or paid any dividends, (B) sold any assets, individually or in the aggregate, in excess of $250,000 outside of the ordinary course of business or (C) had capital expenditures, individually or in the aggregate, in excess of $500,000 outside of the ordinary course of business.  Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.  The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below).  For purposes of this Section 3(l), “Insolvent” means, with respect to any Person (as defined in Section 3(s)), any Person (i) who is for any reason unable to meet its obligations as they generally become due or (ii) who has ceased paying its current obligations in the ordinary course of business as they generally become due.

(m)            No Undisclosed Events, Liabilities, Developments or Circumstances.

No event, liability, development or circumstance other than in the ordinary course of business has occurred or exists, or is contemplated to occur with respect to the Company, its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws which has not been publicly announced.  The Company is not required to make under applicable securities laws, and therefore has not made, any forward-looking disclosure or guidance to the Buyer, including, but not limited to, forward-looking disclosure relating to cash flows, expenses, revenues or any other forward-looking financial projections or statements.  The Buyer acknowledges that it has chosen not to be provided with, and has not been provided with, any such forward-looking information or guidance, or information concerning the Company’s financial statements or financial results as of and for the quarter ended March 31, 2008.

(n)           Conduct of Business; Regulatory Permits.

Neither the Company nor its Material Subsidiaries is in violation of any term of or in default under the Articles, any certificate of designation, preferences or rights of any other outstanding series of preferred shares of the Company or the Bylaws or their organizational charter or certificate of incorporation or bylaws, respectively.  Except where it would not result in a Material Adverse Effect, neither the Company nor any of its Material Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Material Subsidiaries.  Neither the Company nor any of its Material Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect.  Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of either of the Principal Markets and has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Common Shares by either of the Principal Markets in the foreseeable future.  Since December 31, 2006, (i) the Common Shares have been designated for quotation on the Principal Markets, (ii) trading in the Common Shares has not been suspended by the SEC, the CSA or either of the Principal Markets other than a trading halt during the trading day imposed by Market Regulation Services, Inc. for pending news of the Company and (iii) the Company has received no communication, written or oral, from the SEC, the CSA or either of the Principal Markets regarding the suspension or delisting of the Common Shares from the Principal Markets.  The Company and its Material Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.  The Company is a reporting issuer in good standing under the applicable Canadian Securities Laws and satisfies all requirements necessary to enable it to file a registration statement under the Multijurisdictional Disclosure System (“MJDS”) in the manner contemplated under the Registration Rights Agreement.

(o)           Foreign Corrupt Practices.

Neither the Company nor any of its Subsidiaries nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of his, her or its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(p)           Sarbanes-Oxley Act.

The Company is in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are applicable to a “foreign private issuer” (as defined in Rule 405 of the 1933 Act) and are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

(q)           Transactions With Affiliates.

Except as set forth in the SEC-CSA Documents filed at least ten (10) days prior to the date hereof and other than the grant of stock options pursuant to the Company’s Amended Incentive Stock Option Plan (the “Stock Option Plan”), none of the officers, directors or employees of the Company or any of its Subsidiaries is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

(r)           Equity Capitalization.

As of the date hereof, the authorized share capital of the Company consists of (i) an unlimited number of Common Shares, of which as of the date hereof, 63,762,296 are issued and outstanding and 4,950,562 Common Shares are reserved for issuance pursuant to the Stock Option Plan and no shares are reserved for issuance pursuant to securities (other than the Preferred Shares) exercisable or exchangeable for, or convertible into, Common Shares and (ii) an unlimited number of Preferred shares of which, as of the date hereof, none are issued and outstanding (other than the Preferred Shares).  All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable.  Except pursuant to the Stock Option Plan or any incentive compensation plans or arrangements approved by the board of directors prior to the date hereof,  (i) none of the Company’s share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company, (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries, (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound, (iv) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act or under applicable Canadian Securities Laws (except pursuant to the Registration Rights Agreement), (v) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries, (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities, (vii) the Company does not have any share appreciation rights or “phantom share” plans or agreements or any similar plan or agreement, (viii) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not and would not have a Material Adverse Effect.  The Company has furnished to the Buyer true, correct and complete copies of the Company’s Articles, as amended and as in effect on the date hereof (the “Articles”), and the Company’s Bylaws, as amended and as in effect on the date hereof (the “Bylaws”), and the terms of all securities convertible into, or exercisable or exchangeable for, Common Shares and the material rights of the holders thereof in respect thereto.

(s)           Indebtedness and Other Contracts.

Except as disclosed in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007, neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below) in excess of $500,000, (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any material contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect.  The Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 contains a detailed description of the material terms of any such outstanding Indebtedness as of December 31, 2007.  The Company has not incurred any Indebtedness for borrowed money since December 31, 2007.  For purposes of this Agreement, (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with Canadian generally accepted accounting principles) (other than trade payables and accrued liabilities entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with Canadian generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above, (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto, and (z) “Person“ means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(t)      Absence of Litigation.

There is no action, suit, proceeding, inquiry or investigation before or by either of the Principal Markets, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Material Subsidiaries, the Common Shares or any of the Company’s Subsidiaries or any of the Company’s or its Material Subsidiaries’ officers or directors in their capacities as such.

(u)           Insurance.

The Company and each of its Material Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Material Subsidiaries are engaged.  Neither the Company nor any such Material Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Material Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(v)           Employee Relations.

(i)      Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union.  No executive officer (as defined in Rule 501(f) of the 1933 Act) of the Company or any of its Material Subsidiaries has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer’s employment with the Company or any such Subsidiary.  No executive officer of the Company or any of its Material Subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

(ii)           The Company and its Material Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(w)           Title.

The Company and its Material Subsidiaries do not own any real property.  The Company and its Material Subsidiaries have good and marketable title to all personal property owned by them which is material to the business of the Company and its Material Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property or interests and do not interfere with the use made and proposed to be made of such property or interests by the Company and any of its Material Subsidiaries.  Any real property and facilities held under lease by the Company or any of its Material Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made and proposed to be made of such property and buildings by the Company and its Material Subsidiaries.

(x)           Intellectual Property Rights.

(i) The Company and its Subsidiaries own, or have obtained valid and enforceable licenses for, or other adequate rights to use, the inventions, patent applications, patents, trademarks (both registered and unregistered), tradenames, copyrights, trade secrets and other proprietary information described in the SEC-CSA Documents as being owned or licensed by them or which are necessary for the conduct of their respective businesses, except where the failure to own, license or have such rights would not, individually or in the aggregate, have a Material Adverse Effect (collectively, the “Intellectual Property”), (ii) the Company has no knowledge that the Company lacks or will be unable to obtain any rights or licenses to use all patent and other material intangible property and assets necessary for the conduct of their respective businesses (including the commercialization of the Company’s product candidates) as described in the SEC-CSA Documents, (iii) to the Company’s knowledge, there are no third parties who have or, will be able to establish, rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Company and except where the failure to have or establish such rights would not, individually or in the aggregate, have a Material Adverse Effect, (iv) to the Company’s knowledge, there is no infringement by third parties of any Intellectual Property, (v) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any Intellectual Property and the Company is unaware of any facts which could form a reasonable basis for any such claim, (vi) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such claim, (vii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates (or would infringe or otherwise violate upon commercialization of the Company’s product candidates as described in the SEC-CSA Documents) any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware that any of its activities could form a reasonable basis for any such claim, and (viii) the Company, when appropriate, has disclosed to the U.S. Patent and Trademark Office prior art, of which it has knowledge, that may render any patent application owned by the Company of the Intellectual Property unpatentable.  The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property.

(y)           Environmental Laws.

The Company and its Subsidiaries (i) are in material compliance with any and all applicable Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in material compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  The term “Environmental Laws” means all United States and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(z)           Subsidiary Rights.

The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

(aa)           Tax Status

. The Company and each of its Subsidiaries (i) has timely made or timely filed all foreign, United States and Canadian federal, state and provincial income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, except in each case where the failure to make or file any return, report or declaration, or to pay or set aside any amount, would not have a Material Adverse Effect.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and neither the officers of the Company not the officers of the Material Subsidiaries know of any basis for any such claim.

(bb)           Internal Accounting and Disclosure Controls.

The Company and each of its Material Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.  The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the 1934 Act and applicable Canadian Securities Laws) that provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act and the Canadian Securities Laws is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC and the CSA, including, without limitation, controls and procedures designed in to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act and the applicable Canadian Securities Laws is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.  During the twelve months prior to the date hereof neither the Company nor any of its Material Subsidiaries have received any notice or correspondence from any accountant relating to any potential material weakness in any part of the system of internal accounting controls of the Company or any of its Material Subsidiaries.

(cc)           Off-Balance Sheet Arrangements.

Except as disclosed in the SEC-CSA Documents, there is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act and applicable Canadian Securities Law filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

(dd)           Investment Company Status.

The Company is not, and upon consummation of the sale of the Securities will not be, an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

(ee)           U.S. Real Property Holding Corporation.

The Company is not, has never been, and so long as any Securities remain outstanding shall not become, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Buyer’s request.

(ff)                      Transfer Taxes.

On the Closing Date, all share transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(gg)           Shares Freely Tradeable.

The Conversion Shares will be freely tradeable on the TSX from and after the earlier of the date the Securities are qualified for public distribution under applicable Canadian Securities Laws and November 26, 2008.

(hh)           TSX.

The Conversion Shares have been conditionally approved for listing by the TSX subject to the requirements set forth in the letter of the TSX to the Company dated July 22, 2008 (the “TSX Letter”), a copy of which has been furnished to Buyer.

(ii)                      NASDAQ.

With respect to the transactions contemplated hereby, the Company has satisfied the home country practice requirements of the NASDAQ pursuant to Rule 4350(a) of the NASDAQ Rules or has otherwise complied with the NASDAQ Rules.

(jj)                      Acknowledgement Regarding Buyer’s Trading Activity.

It is understood and acknowledged by the Company (i) that the Buyer has not been asked by the Company or its Subsidiaries to agree, nor has the Buyer agreed with the Company or its Subsidiaries, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term, (ii) that the Buyer, and counterparties in “derivative” transactions to which the Buyer is a party, directly or indirectly, presently may have a “short” position in the Common Shares, and (iii) that the Buyer shall not be deemed to have any affiliation with or control over any arm’s length counterparty in any “derivative” transaction.  The Company further understands and acknowledges that the Buyer may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Conversion Shares deliverable with respect to Securities are being determined and such hedging and/or trading activities, if any, can reduce the value of the existing shareholders’ equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted.  The Company acknowledges that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Series A Share Rights or any of the documents executed in connection herewith.

(kk)           Manipulation of Price.

The Company has not and, to its knowledge, no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities (except for the Agent), or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(ll)                      Disclosure.

The Company confirms that neither it nor any other Person acting on its behalf has provided the Buyer or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information.  The Company understands and confirms that the Buyer will rely on the foregoing representations in effecting transactions in securities of the Company.  All disclosure provided to the Buyer regarding the Company and its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Company is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

(mm)           Hart-Scott-Rodino Act Exemption.

As of the date hereof and as of the Closing Date, the Company has determined in good faith that the fair market value of all assets located in the United States (other than investment assets and voting or nonvoting securities of another person) held by the Company and its Subsidiaries (and any other entities which are controlled by the Company, as the term "control" is defined in the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder) is not in excess of  US$63.1 million.  The Company and its Subsidiaries did not make aggregate sales in or into the United States in excess of US$63.1 million in its most recent fiscal year.

(nn)           No Effect on Reliance.

None of the representations and warranties of the Company contained in this Section 3 shall modify, amend or otherwise affect the Company’s right to rely on the Buyer’s representations and warranties contained in Section 2.

4.      COVENANTS.

(a)           Best Efforts.

Each party shall use its reasonable best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

(b)           Form D and Blue Sky; Canadian Filings

.  The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyer promptly after such filing.  The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyer at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to the Closing Date.  The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “Blue Sky” laws of the states of the United States and the applicable Canadian Securities Laws following the Closing Date.

(c)           Reporting Status

.  Until the earlier of (i) the later of (x) the first anniversary of the Closing Date and (y) if, on or prior to such anniversary, the Buyer delivers to the Company an opinion of outside counsel that the Buyer is or is substantially likely to be regarded by the SEC as an “affiliate” of the Company (as defined in Rule 144 under the 1933 Act), the first date on which such counsel is unable to confirm such opinion in writing upon request by the Company and (ii) the first date on which the Buyer shall have sold all the Conversion Shares (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and the CSA under applicable Canadian Securities Laws, and shall maintain its eligibility to file a prospectus with the CSA in the form of a base shelf prospectus and any necessary shelf prospectus supplements as contemplated by National Instrument 44-102, Shelf Distributions and a Registration Statement on Form F-10, in each case covering the resale of the Conversion Shares pursuant to the MJDS (or, in the event that that any of such forms is unavailable for such a registration, such other form or forms as are available for such a registration).

(d)           Use of Proceeds.

The Company will use the proceeds from the sale of the Securities for the repayment of debt, working capital and general corporate purposes, and not for the redemption or repurchase of any of its or its Subsidiaries’ equity securities.

(e)           Financial Information

.  The Company agrees to send the following to the Investor (as defined in the Registration Rights Agreement) during the Reporting Period unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system: (i)  within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 40-F, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders.  As used herein “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, Canada or The City of New York are authorized or required by law to remain closed.

(f)           Listing.

The Company shall promptly secure the listing of all of the Conversion Shares on each national securities exchange and automated quotation system, if any, on which the Common Shares are then listed (subject to official notice of issuance) and shall maintain the listing of the Common Shares on the Principal Markets.  Except as may result from a Change of Control (as defined under the Series A Share Rights) or other similar transaction following which the Common Shares cease to be publicly listed or traded, neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on the Principal Markets.  The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

(g)           Fees

.  Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

(h)           Pledge of Securities.

The Company acknowledges and agrees that the Securities may be pledged by the Investor (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities.  The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and if the Investor effects a pledge of Securities the Investor shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document.  The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Investor.

(i)           Disclosure of Transactions and Other Material Information.

Upon the execution of this Agreement by the parties hereto, the Company shall issue a press release (which issuance may be delayed until immediately prior to the start of the next trading day on the TSX if the TSX is closed at the time this Agreement is so executed).  The Company shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement), the form of Series A Share Rights and the form of the Registration Rights Agreement) as exhibits to such filing (including all attachments, the “6-K Filing”) and a material change report on Form 51-102F3 in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the CSA with respect thereto (the “Material Change Report”) no later than  the first Business Day following the date of this Agreement.  From and after the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA, the Buyer shall not be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing and the Material Change Report.  The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide the Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA without the express written consent of the Buyer or as may be required under the terms of the Transaction Documents.  If the Buyer has, or believes it has, received any such material, nonpublic information regarding the Company or any of its Subsidiaries directly from the Company, any of its Subsidiaries, any of their affiliates, officers, directors or any other Person acting on their behalf, it shall promptly provide the Company with written notice thereof.  The Company shall, within five (5) Business Days of receipt of such notice, make public disclosure of such material, nonpublic information, unless the Company determines in good faith, after consultation with its outside legal counsel, that such information is not material nonpublic information of the Company or its Subsidiaries.  Subject to the foregoing, neither the Company, its Subsidiaries nor the Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and the Material Change Report and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release).  Without the prior written consent of the Buyer, neither the Company nor any of its Subsidiaries or affiliates shall disclose the name of the Buyer in any filing, announcement, release or otherwise, unless such disclosure is required by law, regulation or either of the Principal Markets; provided,  that, for greater certainty, the Company may file unredacted copies of the Transaction Documents as exhibits to the 6-K Filing and Material Change Report.

(j)           Additional Registration Statements.

Until the Effective Date (as defined in the Registration Rights Agreement), the Company shall not file a registration statement under the 1933 Act or a prospectus in Canada relating to securities that are not the Securities, other than as may be necessary or desirable in connection with a transaction involving a Change of Control (as defined in the Series A Share Rights).

(k)           Reservation of Shares.

The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than the maximum number of Common Shares issuable upon conversion of the Preferred Shares in accordance with the Series A Share Rights.

(l)           Compliance with Series A Share Rights.

So long as any Buyer holds any Preferred Shares, the Company shall comply with the Series A Share Rights.

(m)           Conduct of Business.

The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

(n)           Withholding Taxes

.  The Company shall be entitled to deduct and withhold from any Common Shares issuable, or any amount payable, to the Buyer upon the conversion, redemption or other disposition in whole or in part of the Preferred Shares to the extent required by law for remittance to the appropriate governmental agency (other than in respect of any taxes payable by Company pursuant to Section 3.4(b) of the Series A Share Rights).

(o)           Holding Periods

.  For the purposes of Rule 144 and applicable Canadian Securities Laws, the Company acknowledges that the holding period of the Conversion Shares may be tacked onto the holding period of the Preferred Shares and the Company agrees not to take a position contrary to this Section 4(o).

(p)           Lock-Up Agreements.

The Company shall not amend, waive or modify any of the Lock-Up Agreements (as defined below) without the written consent of the Buyer.

(q)           Approval of Principal Markets.

The Company shall use its reasonable best efforts, acting diligently and in good faith, to obtain required approvals from the Principal Markets with respect to the transactions contemplated by the Transaction Documents as soon as practicable.

5.           REGISTER; TRANSFER AGENT INSTRUCTIONS.

(a)           Register.

The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities) a register for the Preferred Shares in which the Company shall record the name and address of the Person in whose name the Preferred Shares have been issued, the number of Preferred Shares held by such Person and the number of Conversion Shares issuable upon conversion of the Preferred Shares.  The Company shall keep the register open and available at all times during business hours for inspection by the Buyer or its legal representatives.

(b)           Transfer Agent Instructions.

The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of the Buyer or its respective nominee(s), for the Conversion Shares in such amounts as specified from time to time by the Buyer to the Company upon conversion of the Preferred Shares in the form of  Exhibit D attached hereto (the “Irrevocable Transfer Agent Instructions”).  The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b) and stop transfer instructions to give effect to Section 2(h) hereof will be given by the Company to its transfer agent with respect to the Securities, and that the Conversion Shares shall otherwise be freely transferable on the books and records of the Company, as applicable, and to the extent provided in this Agreement and the other Transaction Documents.  If the Buyer effects a sale, assignment or transfer of the Conversion Shares in accordance with Section 2(g), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Buyer to effect such sale, transfer or assignment.  In the event that such sale, assignment or transfer involves Conversion Shares sold, assigned or transferred pursuant to an effective registration statement with prospectus delivery (unless an exemption from the prospectus delivery requirements is available) or pursuant to Rule 144 and pursuant to an exemption from the registration and prospectus requirements, or following the expiration of all applicable hold periods, under applicable Canadian Securities Laws, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend.  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer and that the remedy at law for a breach of its obligations under this Section 5 will be inadequate.  In addition, the Company agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5, that the Buyer shall be entitled, in addition to all other available remedies, to seek an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

6.      CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the Preferred Shares to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing the Buyer with prior written notice thereof:

(i)      The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

(ii)           The Buyer shall have delivered to the Company the Purchase Price for the Preferred Shares being purchased by the Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

(iii)           The representations and warranties of the Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

(iv)            The Company shall have obtained the conditional approval of the Principal Markets with respect to the consummation of the transactions contemplated by the Transaction Documents.

7.      CONDITIONS TO THE BUYER’S OBLIGATION TO PURCHASE.

The obligation of the Buyer hereunder to purchase the Preferred Shares at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer’s sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i)      The Company shall have duly executed and delivered to the Buyer (a) the certificate evidencing the Preferred Shares being purchased by the Buyer at the Closing pursuant to this Agreement, and (b) each of the other Transaction Documents.

(ii)           The Buyer shall have received an opinion of McCarthy Tétrault LLP and Latham & Watkins LLP, the Company’s outside counsel, dated as of the Closing Date, in substantially the form of Exhibits G and H attached hereto.

(iii)           The Company shall have delivered to the Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form of Exhibit C attached hereto, or such other form reasonably acceptable to the Buyer and its counsel, which instructions shall have been delivered to and acknowledged in writing by the Company’s transfer agent.

(iv)           The Company shall have delivered to the Buyer a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in each such entity’s jurisdiction of formation issued as of a date within ten (10) Business Days of the Closing Date, except that the Company may deliver such certificates in respect of Cardiome UK Limited, Cardiome Development AG and Cardiome Research and Development (Barbados), Inc. within twenty (20) Business Days of the Closing Date.

(v)           The Company shall have delivered to the Buyer a certificate, executed by an officer of the Company and dated as of the Closing Date, as to (a) the resolutions consistent with Section 3(b) as adopted by the Company’s board of directors, or a duly appointed committee thereof, in the form attached hereto as Exhibit D, (b) the Articles, as in effect at the Closing, and (c) the Bylaws, as in effect at the Closing, in the form attached hereto as Exhibit D.

(vi)           The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date.  The Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer in the form attached hereto as Exhibit E.

(vii)           The Company shall have delivered to the Buyer a letter from the Company’s transfer agent certifying the number of Common Shares outstanding as of a date within five days of the Closing Date.

(viii)           The Common Shares (a) shall be designated for quotation or listed on the Principal Markets and (b) shall not have been suspended, as of the Closing Date, by the SEC, the CSA or either of the Principal Markets from trading on the Principal Markets nor shall suspension by the SEC, CSA or either of the Principal Markets have been threatened, as of the Closing Date, either (I) in writing by the SEC, the CSA or either of the Principal Markets or (II) by falling below the minimum listing maintenance requirements of either of the Principal Markets.

(ix)           The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

(x)           The Series A Share Rights in the form attached hereto as Exhibit A shall have been filed with the Director (as that term is defined in the Canada Business Corporations Act) of Industry Canada and shall be in full force and effect.

(xi)           The Buyer shall have received lock-up agreements in the form attached hereto as Exhibit F (the “Lock-Up Agreements”), duly executed and delivered by all directors and officers of the Company.

(xii)           The approval of each of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Conversion Shares shall have been obtained.

(xiii)           The Company shall have delivered to the Buyer such other documents relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

8.      TERMINATION.

In the event that the Closing shall not have occurred on or before ten (10) Business Days from the date hereof due to the Company’s or the Buyer’s failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party’s failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date.  No such termination shall relieve a breaching party from liability to the non-breaching party for fees and expenses incurred by the non-breaching party in connection with the preparation and negotiation of the Transaction Documents.

9.      MISCELLANEOUS.

(a)           Governing Law; Jurisdiction; Jury Trial

. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby appoints CT Corporation System, with offices at 111 Eighth Avenue, 13th Floor, New York, New York 10011 as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)           Counterparts.

This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

(c)           Headings.

The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)           Severability.

If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e)           Entire Agreement; Amendments.

This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyer, the Company, their Affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters.  No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Buyer.  No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.  The Company has not, directly or indirectly, made any agreements with the Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.  Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, the Buyer has not made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise.

(f)           Notices.

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:

Cardiome Pharma Corp.,
6th Floor,
6190 Agronomy Road
Vancouver, British Columbia, Canada V6T 1Z3,
Telephone: (604) 677-6905
Facsimile number: (604) 677-6915
Attention: Chief Executive Officer

With a copy (for informational purposes only) to:

McCarthy Tétrault LLP
Suite 1300,
777 Dunsmuir Street
Vancouver, British Columbia, Canada V7Y 1K2
Telephone: (604) 643-7991
Facsimile number: (604) 622-5791
Attention: Joseph A. Garcia

and:

Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626
Telephone Number:  (714) 540-1235
Facsimile number: (714) 755-8290
Attention:              Charles K. Ruck, Esq.
R. Scott Shean, Esq.
Jonn R. Beeson, Esq.

If to the Transfer Agent:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, British Columbia, Canada, V6C 3B9
Telephone:                    (604) 661-9400
Facsimile:                      (604) 661-9401
Attention:                      Evelyn Hsu

If to the Buyer:

To the address on the first page hereof

with a copy to:

CR Intrinsic Investors, LLC
c/o S.A.C. Capital Advisors, LLC
72 Cummings Point Road
Stamford, Connecticut 06902
Attention:  General Counsel
Facsimile: (203) 890-2393

and to:

Finn Dixon & Herling LLP
177 Broad Street
Stamford, Connecticut 06901-2048
Facsimile: (203) 325-5001
Attention:  Charles J. Downey III, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party pursuant to this Section.  Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

(g)           Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Preferred Shares.  No party shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party.

(h)           No Third Party Beneficiaries.

This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(i)      Survival.

Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing and the delivery and exercise of Securities, as applicable.

(j)      Currency

.  Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars. All amounts owing under this Agreement or any Transaction Document shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into US dollars pursuant to this Agreement, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

(k)           Further Assurances

.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(l)      Indemnification

.  In consideration of the Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless the Buyer, any affiliate of the Buyer to which the Buyer transfers Preferred Shares with the consent of the Company’s board of directors and their respective shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any material inaccuracy in any representation or warranty made by the Company in the Transaction Documents or any inaccuracy in any representation or warranty in the Transaction Documents that is qualified by materiality or Material Adverse Effect, (ii) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (iii) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or the completion of the transactions contemplated hereby or thereby; provided, that indemnification pursuant to this clause (iii) shall not be available to the extent arising from the Buyer’s material misrepresentation, fraud, gross negligence or willful misconduct. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 9(l) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

(m)            No Strict Construction.

The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(n)           Remedies.

The Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law.  Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.  Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyer.  The Company therefore agrees that the Buyer shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

(o)           Independent Nature of Obligations.

 The obligations of each Investor (as defined in the Registration Rights Agreement) under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. The Buyer confirms that it has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents to which it is a party, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose.

(p)           Rescission and Withdrawal Right.

Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then the Buyer may rescind or withdraw, in its sole discretion from time to time prior to the Company’s performance upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

(q)           Payment Set Aside.

To the extent that the Company makes a payment or payments to the Buyer hereunder or pursuant to any of the other Transaction Documents or the Buyer enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(r)           Judgment Currency.

(i) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the “Judgment Currency”) an amount due in US dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

(1)           the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(2)           the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the “Judgment Conversion Date”).

     (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(q)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

     (iii) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

CARDIOME PHARMA CORP.

By:    “Robert Rieder”
                                                             Name:Robert Rieder
                                                                    Title:  Chairman and CEO

CR INTRINSIC INVESTMENTS, LLC
By:  CR Intrinsic Investors, LLC

By: “Peter A. Nussbaum”
                                                              Name: Peter A. Nussbaum
        Title:  Authorized Signatory

EXHIBIT A

3.	Rights, Privileges, Restrictions & Conditions Attaching to the Series A Preferred Shares

The first Series of Preferred shares of the Corporation, designated as the Series A Preferred Shares (the “Series A Shares”) shall have attached thereto, in addition to the rights, privileges, restrictions and conditions attaching to the Preferred shares as a class, the following rights, privileges, restrictions and conditions:

3.1           Interpretation.

In this Article 3, the following terms shall have the following meanings:

“Business Day” means any day on which commercial banks are generally open for business in New York, New York or Vancouver, British Columbia other than a Saturday or Sunday or a day observed as a holiday in New York, New York under the laws of the State of New York or the federal laws of the United States of America applicable therein or in Vancouver, British Columbia or the federal laws of Canada applicable therein.

“Change of Control” means an acquisition of Common Shares by means of take-over bid, tender offer, exchange offer, amalgamation, merger, acquisition, sale of shares, plan of arrangement or other form of corporate reorganization in which outstanding Common Shares are exchanged for money, securities or other consideration paid, or caused to be issued or paid, and upon completion of such transaction at least 50% of the voting securities of the Corporation or the reorganized, amalgamated, continuing, merged, surviving or consolidated entity resulting from such transaction are “beneficially owned” (within the meaning of that expression as defined in the Exchange Act), directly or indirectly, by one or more “persons” or “groups” (within the meaning of such terms as used for purposes of Section 13(d) and 14(d) of the Exchange Act) other than persons who beneficially owned at least 50% of the Common Shares (together with, if applicable, other shares of the Corporation that carry a voting right for the election of directors generally either under all circumstances or under some circumstances that have occurred and are continuing) immediately before the completion of such transaction.

“Change of Control Price” means, in respect of any transaction constituting a Change of Control, the value of the consideration paid per Common Share to holders of outstanding Common Shares under such transaction, expressed in U.S. dollars.  If any of the consideration paid is other than cash, the value of such consideration will be the amount the Board, acting reasonably, determines is the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the value of such consideration will be the last trade price for such securities on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg Financial Markets (“Bloomberg”), or if the foregoing is not applicable the last trade price of such security in the over-the counter market on the electronic bulletin board for such security as reported by Bloomberg, or if no last trade price is reported for such security by Bloomberg the average of the ask prices of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC.  If such trade price cannot be calculated for a security on a particular date on any of the foregoing bases, the value of such security on such a date will be such value as the Board, acting reasonably, determines is the fair market value of such consideration.  In the event that the Board makes any determination of the value of any consideration as contemplated herein, the Corporation shall promptly notify the holders in writing by facsimile of such determination.  If any holder objects in writing by facsimile to the Corporation to such determination within two Business Days of receipt of such notice from the Corporation, the Corporation shall submit via facsimile the determination of the value of such consideration to an independent, reputable investment bank selected by the Corporation and reasonably acceptable to the holders of a majority of the Series A Shares, or failing agreement of such holders, an independent, reputable investment bank selected by the auditors of the Corporation.  The Corporation shall cause, at the Corporation’s expense, such investment bank to make such determination and shall notify the holders of the results of such determination no later than two Business Days from the time the Corporation receives such determination.  Such investment bank’s determination shall be final and binding on the Corporation and all holders, absent error.

“Common Shares” means the Common shares of the Corporation as constituted on the Issue Date, and any other shares or securities into which such shares may be exchanged (whether or not the Corporation is the issuer of such other shares or securities) or any other consideration which may be received by the holders of such shares pursuant to a capital reorganization, merger, amalgamation or arrangement of the Corporation or comparable transaction affecting the Common Shares of the Corporation, provided that, where any such capital reorganization, merger, amalgamation, or arrangement or transaction requires approval of shareholders of the Corporation, including holders of Series A Shares, such capital reorganization, merger, amalgamation, arrangement or transaction is approved as required by these Articles.

“Conversion Price” means initially U.S. $11.00, subject to adjustment from time to time pursuant to Article 3.7.

“Conversion Ratio” at any particular time means the Conversion Ratio determined at that time by the following formula:

Conversion Ratio =	Issue Price
Conversion Price

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

A “holder” means, with respect to any Series A Share, the person or entity in whose name such Preferred Share is registered on the register of Series A Shares maintained by the Corporation or its agent.

“Issue Date” means the date on which the Corporation first issues Series A Shares.

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“Issue Price” means U.S. $11.00.

“Junior Shares” means any class or Series of shares of the Corporation (other than the Common Shares) hereafter created and authorized over which the Series A Shares have preference or priority in the distribution of assets on any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation for the purposes of winding up its affairs.

“Parity Shares” means any class or Series of shares of the Corporation (other than the Series A Shares) that ranks on a parity with the Series A Shares in the distribution of assets on any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation for the purposes of winding up its affairs, provided that the authorization or issuance of any such shares authorized or issued (including by reclassification) after the Issue Date shall have been approved as required pursuant to Article 3.15.

“Reference Package” initially means one fully paid and non-assessable Common Share, but is subject to adjustment as provided in Article 3.7.

“Strategic Review Termination Date” means the date that is the earlier of the date that the Corporation publicly announces that (a) the Corporation has terminated or is otherwise no longer continuing the review and evaluation of partnership opportunities and other strategic alternatives announced by the Corporation on March 17, 2008 (provided that this clause (a) shall not be satisfied by a public announcement that the Corporation has elected to pursue a partnership opportunity or other strategic transaction with one or more persons), or (b) the Corporation has entered into a strategic partnership or licensing transaction with respect to Vernakalant (iv) or Vernakalent (oral) that does not constitute a Change of Control.

3.2	Dividends.

The holders of Series A Shares shall be entitled to receive, and the Corporation will pay thereon, if, as and when and as declared by the board of directors of the Corporation (the “Board”), but only out of money or property of the Corporation legally available for the payment of dividends, dividends (each, a “Participating Dividend”) on each date (each, a “Payment Date”) that any dividend or other distribution is payable or made (whether in the form of cash, securities, rights, warrants or other property) on or in respect of the Common Shares in an amount per Series A Share equal to the aggregate amount of the dividend that would be payable on the Payment Date to such holder if such holder had held, on the record date for the dividend payable on such Payment Date, in lieu of such Series A Share, the Reference Package (without giving effect to any limitations on conversion of Series A Shares contained in these Articles).  Each such dividend shall be paid to the holders of record of the Series A Shares on the date fixed by the Board to determine the holders of the Series A Shares entitled to receive such Participating Dividend, which date shall not be more than 60 days before the Payment Date and shall be the same as the record date fixed by the Board to determine the holders of Common Shares entitled to receive a dividend on such Payment Date.

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3.3	Certain Restrictions.

So long as any Series A Share is outstanding, no dividend shall be paid on or in respect of the Common Shares or any Junior Shares unless all of the Participating Dividends on all of the outstanding Series A Shares payable prior thereto or contemporaneously therewith shall have been, or shall contemporaneously be, paid in full.

3.4	Liquidation, Dissolution or Winding Up.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (or its subsidiaries whose assets constitute all or substantially all of the assets of the Corporation and its subsidiaries, taken as whole), whether in a single transaction or Series of transactions, or other distribution of assets of the Corporation among its shareholders (collectively, a “Liquidation”), the holders of Series A Shares shall be entitled, before any distribution or payment is made on any date to the holders of the Common Shares or any Junior Shares in connection with such Liquidation, to be paid in full out of the property and assets of the Corporation available for distribution to its shareholders an amount per Series A Share equal to (i) the Issue Price, plus (ii) all declared and unpaid dividends thereon (the “Liquidation Preference”).  After payment to the holders of the Series A Shares of the Liquidation Preference so payable to them as above provided, the holders of Series A Shares as such shall not be entitled to share in any further distribution of property or assets of the Corporation among its shareholders for the purpose of winding up its affairs and shall have no rights or claims to any remaining property or assets of the Corporation.  In the event the property and assets of the Corporation available for distribution to the holders of Series A Shares in connection with any Liquidation shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to this Article 3.4 and all liquidation preferences to which all Parity Shares are entitled in connection with such Liquidation, the holders of Series A Shares and such Parity Shares shall participate rateably in respect of the distribution of such amounts in accordance with the sums that would be payable on such distributions if all amounts so payable were paid in full.  For the purposes of this Article 3.4, any transaction that constitutes a Change in Control shall not be deemed to constitute a Liquidation.

3.5	Voting.

(a)
Each holder of Series A Shares shall be entitled to receive the same notice of and to attend all meetings of the shareholders of the Corporation (except meetings at which only holders of another specified class or Series of shares of the Corporation are entitled to vote separately as a class or series) as is provided to the holders of Common Shares, as well as prior notice of all shareholders’ actions to be taken by shareholders of the Corporation by legally available means in lieu of a meeting of shareholders, and shall have the right to vote (at the rate of one vote in person or by proxy for each Common Share which the holder would be entitled to receive upon full conversion of the holder’s Series A Shares into Common Shares under Article 3.8) with the holders of Common Shares as if they were a single class of shares upon any matter submitted to a vote of shareholders, except those matters required by law or the terms hereof to be submitted to a class vote of the holders of Series A Shares, in which case the holders of Series A Shares shall vote as a separate class and have one vote for each Series A Share held.

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(b)
Notwithstanding any other provision of these Articles, the Corporation shall not give effect to any voting rights of a holder of Series A Shares, and such holder of Series A Shares will not have the right to exercise voting rights with respect to any Series A Shares voting with the Common Shares pursuant to this Article 3.5 (as opposed to class voting of only holders of Series A Shares), to the extent that giving effect to such voting rights would result in such holder (together with its “affiliates” (within the meaning of that expression as used in the Exchange Act)) being deemed (for the purposes of such Act) to beneficially own in excess of 9.99% of the number of Common Shares outstanding immediately after giving effect to such exercise or result in such holder or any other person having beneficial ownership of, or control or direction over, directly or indirectly, securities of the Corporation carrying 10% or more of the voting rights attached to all of the Corporation’s outstanding voting securities.

3.6	Amalgamations and Arrangements.

Subject to the provisions of the Canada Business Corporations Act, with respect to any vote to approve an amalgamation or an arrangement that constitutes a Change of Control that would result in an acquisition, exchange or cancellation of the Series A Shares and the Common Shares in exchange for money, securities or other consideration paid or caused to be paid to the holders thereof on substantially the same basis, the holders of the Series A Shares shall be entitled to vote, on an as converted basis (with such holders having one vote in person or by proxy for each Common Share which the holder would be entitled to receive upon full conversion of the holder’s Series A Shares into Common Shares under Article 3.8), together with the holders of the Common Shares and of any other Series of Preferred shares of the Corporation, but not separately as a class or Series (unless, and only to the extent, that Article 3.15(b) is applicable).

3.7	Adjustments.

(a)
Extraordinary Common Share Event.  If the Corporation shall (i) issue any additional Common Shares as all or part of a dividend or other distribution on or in respect of outstanding Common Shares, (ii) subdivide the outstanding Common Shares into a greater number of Common Shares, or (iii) combine the outstanding Common Shares into a smaller number of Common Shares, then and in each such case:

(i)
the Conversion Price shall simultaneously be adjusted upon the happening of each such event by multiplying the Conversion Price in effect immediately prior to such event by a fraction, the numerator of which is the number of Common Shares issued and outstanding immediately prior to such event and the denominator of which is the number of Common Shares issued and outstanding immediately after completion of such event; and

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(ii)
the Reference Package shall simultaneously be adjusted upon the happening of each such event by multiplying the Reference Package in effect immediately prior to such event by a fraction, the numerator of which is the number of Common Shares issued and outstanding immediately after completion of such event and the denominator of which is the number of Common Shares issued and outstanding immediately prior to such event.

(b)
Changes in the Common Shares.  Subject to the provisions hereof requiring approval of certain matters by holders of Series A Shares, if the issued and outstanding Common Shares are exchanged for or changed into other shares or securities, cash or any other property as a result of any amalgamation, arrangement, merger, consolidation, reclassification or other transaction, then in any such case thereafter, on any conversion of Series A Shares into Common Shares pursuant to these rights, privileges, restrictions and conditions, the holder of each Series A Share so converted shall be entitled to receive the kind and amount of shares and other securities and property (including cash) that a holder of the Reference Package would have received as a result of such transaction if it was entitled to participate therein.

(c)
Certificate of Conversion Adjustment.  Adjustments made under this Article 3.7 shall be successive and each resulting new Conversion Price and Reference Package shall continue in effect until the next adjustment (if any) is made hereunder.  Upon the occurrence of each such adjustment, the Corporation shall compute the adjustment in accordance with the terms thereof and promptly furnish to each holder a certificate setting forth:

(i)	the adjustment calculations in detail;

(ii)	the facts upon which the adjustment and calculations are based;

(iii)	the resulting new Conversion Price and Reference Package; and

(iv)	if applicable, the number and kind of other securities or property which would be received pursuant to Article 3.7(b) by holders of Series A Shares upon conversion of each Series A Share.

Upon written request from time to time of any holder, the Corporation shall promptly furnish to such holder a certificate setting out the then applicable Conversion Price and Reference Package and, if applicable, the number and kind of other securities or property which would be received pursuant to Article 3.7(b) by holders of Series A Shares upon conversion of each Series A Share, together with a copy of any certificate previously furnished pursuant to this Article.

(d)
Resolution of Conversion Adjustment Questions.  If at any time a question arises with respect to adjustments or calculations made under this Article 3.7, such questions shall be determined by the auditors of the Corporation, or, if requested in writing by a holder of Series A Shares or the Corporation prior to such determination by the auditors of the Corporation by arbitration administered by the American Arbitration Association’s International Center for Dispute Resolution in New York, New York in accordance with its International Arbitration Rules then currently in effect by a single arbitrator who will be appointed in accordance with such rules and the determination of such arbitrator shall be binding upon the Corporation and all shareholders of the Corporation.

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3.8	Conversion.

(a)
Conversion at Holder’s Option.  Subject to Article 3.8(j), commencing on the earlier of the date which is three months after the Issue Date and the Strategic Review Termination Date, each holder of Series A Shares shall have the right (the “Holder Conversion Right”) at any time to convert all or from time to time to convert any part of the Series A Shares held by such holder into fully paid Common Shares.

(b)
Holder Conversion Notice.  The Holder Conversion Right may be exercised by any holder of the Series A Shares giving notice (the “Holder Conversion Notice”) in writing delivered to the Corporation.  The Holder Conversion Notice shall be irrevocable (unless the Corporation fails to effect the conversion as required pursuant to these Articles) and shall specify the number of Series A Shares (the “Specified Shares”) the holder wishes to be converted and the date upon which the conversion is to occur, which shall not be less than three Business Days and not more than 30 days after the date of the Holder Conversion Notice.

(c)
Conversion at Corporation’s Option.  Subject to Article 3.8(j), at any time after the earlier of the first anniversary of the Issue Date and the Strategic Review Termination Date, the Corporation shall have the right (the “Corporation Conversion Right”) at any time to convert all or from time to time to convert any part of the Series A Shares held by any holder into fully paid Common Shares.

(d)
Corporation Conversion Notice.  The Corporation Conversion Right may be exercised by the Corporation giving notice (the “Corporation Conversion Notice”) in writing delivered to each holder of Series A Shares to be converted.  The Corporation Conversion Notice shall specify the number of Series A Shares (the “Specified Shares”) held by any holder that the Corporation wishes to be converted, and shall specify the date upon which the conversion is to occur, which shall not be less than 10 days and not more than 30 days after the date of the Corporation Conversion Notice.

(e)
Automatic Conversion Upon Change of Control.  In the event that any Change of Control is consummated, subject to Article 3.8(j), each issued and outstanding Series A Share shall be converted into fully paid Common Shares.

(f)
Notice of Change of Control.  In the event any Change of Control is consummated, the Corporation shall give notice in writing to each holder of Series A Shares at least 10 days prior to such consummation notifying such holder of the Change of Control and the conversion of Series A Shares pursuant to Article 3.8(e).

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(g)	Conversion Ratio. Any conversion of Series A Shares into Common Shares shall be at a conversion ratio (a number of Common Shares for each 1.0 Series A Share) equal to the Conversion Ratio.

(h)	Procedure for Conversion.

(i)
A holder of Series A Shares subject to conversion under this Article 3.8 shall transmit by facsimile, or otherwise deliver, a notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) duly and properly completed and executed by the holder of Series A Shares subject to such conversion to the Corporation and to the designated transfer agent (the “Transfer Agent”) for the Common Shares and, subject to Article 3.8(n), shall surrender the certificate or certificates representing the shares being converted to the Corporation at its principal office (which certificate or certificates shall, if required by the Corporation, have the transfer form on the back thereof duly endorsed in such manner as may be required by the Corporation or be accompanied by such instruments of transfer or appropriate share transfer power acceptable to the Corporation duly endorsed in such manner as may be required by the Corporation).  Subject to compliance by the holder with the conditions specified above and, if applicable, in Article 3.8(h)(ii), upon receipt by the Corporation of such a Conversion Notice, the Corporation shall, as soon as practicable, but in any event within two Business Days, send via facsimile, a confirmation of receipt of such Conversion Notice to such holder and the Transfer Agent, which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice and issue Common Shares in connection with such conversion.

(ii)
If a holder of Series A Shares subject to conversion under this Article 3.8 wishes that any Common Shares deliverable in connection with the conversion be issued to, registered in the name of, or delivered to, any person other than the holder of the Series A Shares converted, the holder must deliver to the Corporation written notice in form and execution satisfactory to the Corporation directing the Corporation to arrange for the registration of such Common Shares in some other name or names (the “Transferee” or “Transferees”) and stating the name and addresses of the Transferee or Transferees in which a certificate or certificates or other appropriate instruments evidencing the shares or other property to which such holder is entitled upon such conversion is to be registered.  In such event, if required by any applicable law or by the Corporation, such notice shall be accompanied by a written declaration as to the residence and share ownership status of the Transferee or Transferees and such other matters as may be required by such law or the Corporation in order to determine the entitlement of such Transferee or Transferees to such Common Shares.  The holder of Series A Shares shall (A) pay any applicable security transfer taxes including, without limitation, any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of any shares or securities to any person other than the holder of Series A Shares or (B) shall provide the Corporation evidence satisfactory to the Corporation that such taxes, if any, have been paid.

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(iii)
All declared and unpaid dividends payable on any Series A Shares converted pursuant to this Article 3.8 during the period from the close of business on any record date for the payment of such dividend on such shares to the opening of business on the date of payment of such dividend shall be payable to the holder of record of such shares as of such record date notwithstanding such conversion.

(iv)
Effective upon (A) in respect of Article 3.8(a), the date specified in the Holder Conversion Notice, subject to compliance by such holder with the other conditions specified above; or (B) in respect of Article 3.8(c), the date specified in the Corporation Conversion Notice; or (C) in respect of Article 3.8(e), the date of the Change of Control (and contingent upon the consummation of such Change of Control) causing the automatic conversion (each of (A), (B), or (C), a “conversion date”), the Series A Shares to be converted shall be converted.  Such conversion shall be deemed to have been made as of the close of business on such conversion date (except in respect of a conversion pursuant to Article 3.8(e), which shall be effective immediately prior to the completion of the Change of Control) or at such other time as the Board may in good faith determine and as may be approved by holders holding not less than a majority of the aggregate Series A Shares then outstanding, being no later than the close of business on such date, and the holder of the Series A Shares converted (or, if applicable, subject to compliance by the holder with the conditions specified above prior to such time, the Transferee or Transferees directed by the holder) shall be deemed to have become and treated for all purposes as a holder or holders of record of Common Shares (or, in the case of securities or property not in registered form, the owner or owners) on such applicable conversion date, notwithstanding any delay in the delivery of a certificate or certificates representing the Common Shares into which such Series A Shares have been converted, and the rights of the holder of such converted Series A Shares shall cease.

(v)
Subject to compliance by the holder with the conditions specified above, as promptly as practicable after (but in no event later than two Business Days after) the later of (A) the date of receipt by the Transfer Agent of the confirmation of receipt of a Conversion Notice as contemplated in Article 3.8(h)(i) and (B) the conversion date, the Corporation shall deliver or cause to be delivered to the holder of the Series A Shares converted or, if applicable, subject to compliance by the holder with the conditions specified above, the Transferee or Transferees directed by the holder, at the address specified in the Conversion Notice, a certificate or certificates evidencing the number of whole Common Shares, or other securities and property to which such person or persons shall be entitled as provided herein, and the amounts described in Article 3.8(h)(iii).  Alternatively, in lieu of such delivery of a share certificate representing such Common Shares, the Corporation may arrange to have the Transfer Agent credit the number of Common Shares issued upon conversion to the applicable balance account of the holder or its designee at The Depository Trust Company as specified in the Conversion Notice.

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(i)
Partial Conversion.  In the event some but not all of the Series A Shares represented by a certificate or certificates surrendered by a holder are converted under this Article 3.8, subject to Article 3.8(n), the holder of such Series A Shares shall be entitled to receive within three Business Days after the later of (i) the date of receipt by the Transfer Agent of the confirmation of receipt of a Conversion Notice as contemplated in Article 3.8(h)(i) and (ii) the conversion date, a new certificate representing the number of Series A Shares comprised in the certificate or certificates surrendered which were not converted.

(j)
Deferral of Conversion.  The Corporation shall not effect any conversion of Series A Shares and the right of holders of Series A Shares to receive Common Shares upon the conversion of any Series A Shares shall continue but be deferred to the extent that, after giving effect to such conversion, the holder of such Series A Shares, together with such holder’s “affiliates” (within the meaning of that term as defined in the Exchange Act) would have acquired, through conversion of Series A Shares or otherwise, beneficial ownership (“Beneficial Ownership”) of a number of Common Shares that exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to such conversion or result in such holder or any other person having beneficial ownership of, or control or direction over (“Beneficial Ownership or Control”), directly or indirectly, securities of the Corporation carrying 10% or more of the voting rights attached to all of the Corporation’s outstanding voting securities.  For the purposes of this Article 3.8(j): (i) the number of Common Shares Beneficially Owned by a holder and its affiliates shall include the number of Common Shares issuable on conversion of the Series A Shares with respect to which the determination of such clause is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, non converted Series A Shares Beneficially Owned by such holder or any of its affiliates and (B) exercise or conversion of the unexercised of unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained in this clause Beneficially Owned by such holder or any of its affiliates; (ii) except as set forth in the preceding clause (i), Beneficial Ownership shall be calculated in accordance with Section 13(d) of the Exchange Act; (iii) Beneficial Ownership or Control shall be calculated in accordance with applicable United States and Canadian securities laws, rules and regulations (and in the event the calculation under applicable United States and Canadian securities laws, rules and regulations, respectively, may yield different results, the calculation shall be made under the applicable laws, rules and regulations that reflects the greater number of Common Shares being beneficially owned, or controlled or directed by such holder or person); (iv) in determining the number of outstanding Common Shares, a holder may rely on the number of outstanding Common Shares as reflected in (A) the Corporation’s most recent Form 40-F or Form 6-K, as the case may be, filed under the Exchange Act, (B) a more recent public announcement by the Corporation, or (C) any other notice by the Corporation or the transfer agent for the Common Shares setting out the number of Common Shares outstanding; (v) in determining the number of Common Shares Beneficially Owned by a holder and its affiliates, the Corporation may rely on the number of Common Shares stated to be Beneficially Owned by the holder and its affiliates as reflected in (A) any filing made by the holder or any of its affiliates under the Exchange Act, or (B) any other notice by the holder or any of its affiliates setting forth the number of Common Shares so beneficially owned; (vi) in calculating the number of voting securities over which the holder or any other person has Beneficial Ownership or Control, the Corporation may rely on the number of such securities stated to be beneficially owned, or over which control or direction is exercised in (A) any filing made by the holder or any other person under applicable Canadian securities laws, or (B) any other notice by the holder or any other person setting forth such information; (vii) for any reason at any time, upon written request of any holder, the Corporation shall within one Business Day following receipt of such request, confirm orally and in writing to such holder the number of Common Shares then outstanding; (viii) for any reason at any time, upon written request of the Corporation, any holder shall within one Business Day following receipt of such notice, confirm orally and in writing to the Corporation the number of Common Shares Beneficially Owned by the holder and its affiliates and the number of voting securities of the Corporation over which the holder exercises Beneficial Ownership or Control, directly or indirectly; and (ix) the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Series A Shares, by such holder and its affiliates.  Notwithstanding any other provision of these Articles, any holder may, by notice in writing to the Corporation, elect (a “Filing Election”) that the provisions of this Article 3.8(j) and Article 3.5(b) do not apply to such holder provided that, prior to giving such notice, such holder has filed with the Toronto Stock Exchange a “Personal Information Form” and such other documents and forms as the Toronto Stock Exchange may require in relation to such holder’s investment in the Corporation and the Toronto Stock Exchange shall have accepted such forms and documents for filing and notified the Corporation in writing that it has accepted such forms and documents for filing.  In the event any holder provides such notice, thereafter the provisions of this Article 3.8(j) and Article 3.5(b) will not apply to such holder.

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(k)
No Fractional Shares.  Notwithstanding any other provision hereof, no fractional shares shall be issued upon any conversion of Series A Shares and the number of Common Shares to be issued shall be rounded down to the nearest whole share.

(l)
Redemption of Unconverted Series A Shares.  In the event that any Series A Shares to be converted pursuant to Article 3.8(e) are not converted as provided in Article 3.8(j), on or after the occurrence of the Change of Control referred to in Article 3.8(e) the Corporation shall redeem the whole of the outstanding Series A Shares that are so not converted from any one or more of the holders thereof on payment of an amount for each Series A Share to be redeemed equal to the number of Common Shares to be issued and delivered on conversion of such Series A Shares pursuant to Article 3.8(e), multiplied by the Change of Control Price, plus all declared and unpaid dividends on such Series A Shares redeemed (the whole being referred to as the “Change of Control Redemption Amount”), on the following conditions:

(i)	the Corporation shall redeem all such Series A Shares;

(ii)
subject to Article 3.8(l)(iii), the Corporation must give notice in writing to each person who at the record date for the determination of holders entitled to receive notice is a holder of Series A Shares to be redeemed pursuant to this Article 3.8(l) at least three Business Days before the date specified for redemption of the intention of the Corporation to redeem such Series A Shares.  Such notice may be given by mail or delivered by courier (or with the consent of any particular holder, otherwise delivered) and (subject to the consent of any particular holder as referred to above) may be mailed, postage prepaid or delivered, addressed to each holder at the last address of such holder as it appears on the records of the Corporation or in the event of the address of the holder not so appearing then to the last know address of such holder.  The accidental failure to give such notice to one or more such holders will not affect the validity of such redemption.  Such notice will set out the Change of Control Redemption Amount and the date on which redemption is to take place, which date shall not be later than 10 days after the date of consummation of the Change of Control, and if only part of the shares held by the person to whom it is addressed are to be redeemed the number thereof to be redeemed.  The Corporation will use its best efforts to redeem such Series A Shares on the date of conversion of Series A Shares pursuant to Article 3.8(e), or as soon as is reasonably practicable thereafter.  For greater certainty, at the option of the Corporation, such notice may be given prior to the completion of a Change of Control, conditional upon such completion, and may provide that redemption of the Series A Shares to be redeemed will occur on the date of consummation of such Change of Control and either concurrently with such consummation or immediately prior to such consummation but conditional upon such completion.

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(iii)
any person who is otherwise entitled to notice pursuant to Article 3.8(l)(ii) may waive such notice or any of the requirements for that notice or the time for giving that notice and that waiver, whether given before or after redemption, will be effective for all purposes of these Articles and will cure any failure in respect of such notice, including without limitation, any failure to give that notice, to give any specified or required form of notice, or to give such notice by any particular dates;

(iv)
on or after the date specified for redemption, the Corporation will pay or cause to be paid to the order of the holders of the Series A Shares to be redeemed the Change of Control Redemption Amount on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates representing the Series A Shares called for redemption and upon such payment such Series A Shares will be redeemed.  Such payment will be made by cheque payable in U.S. currency at par at any branch of the Corporation’s bankers in Canada (or, with the consent of the holder, by any other means of immediately available funds).  In the case of any dispute as to the determination of the value of any consideration forming all or part of the Change of Control Price where the determination has not been finally determined as provided in the definition of “Change of Control Price” prior to the date specified for redemption, in lieu of paying the Change of Control Redemption Amount in full pursuant to this Article 3.8(l)(iv), the Corporation will pay or cause to be paid, on account of the Change of Control Redemption Amount (A) any part of the Change of Control Redemption Amount that is not disputed, plus (B) in respect of any consideration where the value has been disputed, the value of such consideration as determined by the Board.  Upon such payment, the Series A Shares will be redeemed.  Thereafter, if it is subsequently finally determined as provided in the definition of “Change of Control Price” that the value of any consideration forming part of the Change of Control Price that was so disputed is greater than the value of such consideration as determined by the Board, such that the amount so paid on account of the Change of Control Redemption Amount was less than the Change of Control Redemption Amount, the Corporation will forthwith after such determination pay or cause to be paid to the order of the holders of the Series A Shares so redeemed the balance of the Change of Control Redemption Amount.  From and after the date specified for redemption in any such notice the holders of the Series A Shares called for redemption will cease to be entitled to dividends (if any) to which they may otherwise be entitled and will not be entitled to exercise any of the rights of holders of Series A Shares in respect thereof unless payment of the Change of Control Redemption Amount is not made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holder of the said Series A Shares will remain unaffected.  The Corporation will have the right at any time before or after mailing (or delivery, as the case may be) of the notice of its intention to redeem any Series A Shares to deposit the Change of Control Redemption Amount of the shares called for redemption represented by certificates as have not as at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any major Canadian chartered bank or any major trust company in Canada, in each case as named in such notice, or in such other notice the Corporation may send in the same manner to such holders, to be paid without interest to or to the order of the respective holders of the such Series A Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares, and upon such deposit being made or upon the date specified for redemption, whichever is later, the Series A Shares in respect whereof such deposit has been made will be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, will be limited to receiving without interest their proportionate part of the total Change of Control Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively.  Any interest allowed on such deposit will belong to the Corporation.

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(m)
Reservation of Common Shares.  The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares a sufficient number of its Common Shares to effect the conversion of all the then outstanding Series A Shares and shall take such corporate action as may be necessary in order to enable and effect the full conversion thereof in accordance with the provisions hereof.

(n)
Book Entry.  Unless the Board otherwise determines in good faith that the following will result in undue expense to the Corporation or be contrary to applicable law, notwithstanding anything to the contrary set forth herein, upon conversion of Series A Shares in accordance with the terms hereof, the holder thereof shall not be required to physically surrender the certificate representing the Series A Shares to the Corporation unless (i) the full or remaining number of Series A Shares represented by the certificate are being converted or (ii) a holder has provided the Corporation with prior written notice (which notice may be included in a Holder Conversion Notice) requesting reissuance of Series A Shares upon physical surrender of any Series A Shares.  The holder and the Corporation shall maintain records showing the number of Series A Shares converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the holder and the Corporation, so as not to require physical surrender of the certificate representing the Series A Shares upon each such conversion.  In the event of any dispute or discrepancy, such records of the Corporation establishing the number of Series A Shares to which the record holder is entitled shall be controlling and determinative in the absence of manifest error.  In connection with any transfer of all or any portion of Series A Shares held by any holder (subject to Article 3.11), such holder may physically surrender the certificate representing the Series A Shares to the Corporation, whereupon the Corporation will forthwith issue and deliver upon the order of such holder a new certificate or certificates of like tenor, registered as such holder may request, representing in the aggregate the remaining number of Series A Shares represented by such certificate.  A holder and any assignee, by acceptance of a certificate, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of any Series A Shares, the number of Series A Shares represented, by such certificate may be less than the number of Series A Shares stated on the face thereof.  Each certificate representing Series A Shares shall bear the following legend:

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“ANY TRANSFEREE OF THIS CERTIFICATE SHOULD CAREFULLY REVIEW THE TERMS OF THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE SERIES A SHARES REPRESENTED BY THIS CERTIFICATE, INCLUDING ARTICLE 3.8(n) THEREOF.  THE NUMBER OF SERIES A SHARES REPRESENTED BY THIS CERTIFICATE MAY BE LESS THAN THE NUMBER OF SERIES A SHARES STATED ON THE FACE HEREOF PURSUANT TO ARTICLE 3.8(n) OF THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE SERIES A SHARES REPRESENTED BY THIS CERTIFICATE.”

(o)
Corporation’s Failure to Timely Convert.  Subject to compliance by the holder with the conditions specified above, in the event the Corporation fails to deliver to the holder of any Series A Shares converted or required to be converted pursuant to this Article 3.8 a certificate or certificates or other security or property as required pursuant to Article 3.8(h)(v) no later than four Business Days after the later of (i) receipt by the Corporation and the Transfer Agent of a facsimile copy of a properly completed Conversion Notice as contemplated in Article 3.8(h)(i) and (ii) the conversion date, then due to the uncertainty and difficulty in estimating a holder’s damages for any delay in such delivery and as a reasonable estimate of such holder’s additional actual loss due to such delay in delivery and not as a penalty, the Corporation shall, in addition to any rights of indemnification or other remedies at law or in equity which the holder may otherwise have against the Corporation, pay damages to such holder for each thirty day period, or portion thereof, after such fourth Business Day that such delivery is not effected in an amount equal to 1.5% of the product of (A) the sum of the number of Common Shares represented by the certificate not delivered to such holder on or prior to such fourth Business Day and to which such holder is entitled and (B) the Closing Sale Price of the Common Shares on such fourth Business Day.  For the purposes hereof, the “Closing Sale Price” of the Common Shares means the last closing trade price of such Common Shares on the principal securities exchange or trading market where such shares are listed or traded as reported by Bloomberg.

3.9	Notices.

(a)
The Corporation shall distribute to the holders of Series A Shares copies of all notices, materials, annual and quarterly reports, proxy statements, information statements and any other documents that it distributes generally to the holders of Common Shares, at such times and by such method as such documents are distributed to such holders of Common Shares.

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(b)
The Corporation will give written notice to each holder at least 10 days prior to the date on which the Corporation closes its books or takes a record (i) with respect to any dividend or distribution upon the Common Shares, or (ii) with respect to any pro rata subscription offer to holders of Common Shares to acquire securities of the Corporation.

(c)
The Corporation will use reasonable commercial efforts to give each holder at least 30 days, and in any event will give each holder not less than ten days, prior notice of any pending Change of Control or Liquidation, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

3.10	No Reissuance.

No shares of Series A Shares acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued and any such shares shall be cancelled.

3.11	Non-transferrable.

No Series A Shares shall be transferred without the prior consent of the directors expressed by a resolution of the Board and the directors shall not be required to give any reason for refusing to consent to any proposed transfer.

3.12	Redemption at Option of the Corporation.

Any time after the first anniversary of the Issue Date, the Corporation shall have the right, exercisable at any time and from time to time, to redeem the whole or any part of the outstanding Series A Shares from any one or more of the holders thereof as the Board may in its sole discretion determine on payment of an amount for each Series A Share to be redeemed equal to the Issue Price, plus all declared and unpaid dividends thereon (the whole being referred to as the “Redemption Amount”) on the following conditions:

(a)
the Corporation may redeem all or any of such Series A Shares held by any holder and need not redeem such Series A Shares on a pro rata basis among all holders of such Series A Shares, but the Corporation shall give notice of such redemption to all holders of Series A Shares;

(b)
subject to clause (d), the Corporation must give notice in writing to each person who at the record date for the determination of holders entitled to receive notice is a holder of Series A Shares to be redeemed pursuant to this Article 3.12 at least 10 days before the date specified for redemption of the intention of the Corporation to redeem such Series A Shares.  Such notice may be given by mail or delivered by courier (or with the consent of any particular holder, otherwise delivered) and (subject to the consent of any particular holder as referred to above) may be mailed, postage prepaid or delivered, addressed to each holder at the last address of such holder as it appears on the records of the Corporation or in the event of the address of the holder not so appearing then to the last know address of such holder.  The accidental failure to give such notice to one or more such holders will not affect the validity of redemption from other holders.  Such notice will set out the Redemption Amount and the date on which redemption is to take place and if only part of the shares held by the person to whom it is addressed are to be redeemed the number thereof to be redeemed;

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(c)
notwithstanding any other provision in these Articles, the Corporation will not redeem Series A Shares pursuant to this Article 3.12 to the extent that such redemption would render the Corporation insolvent after such redemption, or would be contrary to the solvency requirements or other provision of applicable law;

(d)
any person who is otherwise entitled to notice pursuant to clause (b) may waive such notice or any of the requirements for that notice or the time for giving that notice and that waiver, whether given before or after redemption, will be effective for all purposes of these Articles and will cure any failure in respect of such notice, including, without limitation, any failure to give that notice, to give any specified or required form of notice, or to give such notice by any particular dates;

(e)
on or after the date specified for redemption, the Corporation will pay or cause to be paid to the order of the holders of the Series A Shares to be redeemed the Redemption Amount on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates representing the Series A Shares called for redemption and upon such payment such Series A Shares will be redeemed.  Such payment will be made by cheque at par at any branch of the Corporation’s bankers in Canada (or, with the consent of the holder, by any other means of immediately available funds, or by issuance to the holder of a promissory note of the Corporation payable upon demand without interest, or by the distribution of property or assets of the Corporation or by any other means).  If only part of the shares represented by any certificate are to be redeemed, a new certificate for the balance will be issued at the expense of the Corporation.  From and after the date specified for redemption in any such notice the holders of the Series A Shares called for redemption will cease to be entitled to dividends (if any) to which they may otherwise be entitled and will not be entitled to exercise any of the rights of holders of Series A Shares in respect thereof unless payment of the Redemption Amount is not made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holder of the said Series A Shares will remain unaffected.  The Corporation will have the right at any time after mailing (or delivery, as the case may be) of the notice of its intention to redeem any Series A Shares to deposit the Redemption Amount of the shares called for redemption represented by certificates as have not as at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any major Canadian chartered bank or any major trust company in Canada, in each case as named in such notice, or in such other notice the Corporation may send in the same manner to such holders, to be paid without interest to or to the order of the respective holders of the such Series A Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares, and upon such deposit being made or upon the date specified for redemption, whichever is later, the Series A Shares in respect whereof such deposit has been made will be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, will be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively.  Any interest allowed on such deposit will belong to the Corporation.

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(f)	Other than as specifically permitted by Article 3.8(l) and this Article 3.12, the Corporation may not redeem any of the outstanding Series A Shares.

3.13	Conversion Rights Upon Redemption.

If the Corporation delivers a notice of redemption pursuant to Article 3.12, each holder of Series A Shares shall have seven days from the date of such notice of redemption to notify the Corporation pursuant to Article 3.8(b) that the holder wishes the Corporation to convert all or part of the Series A Shares held by the holder that would otherwise be subject to the notice of redemption.  If any holder delivers a Holder Conversion Notice within such seven-day period and otherwise complies with the requirements of these Articles in respect of the conversion of the Specified Shares referred to in such Holder Conversion Notice, the redemption of such Specified Shares shall be suspended pending the conversion of such Specified Shares and, if such Specified Shares are converted pursuant to the provisions of Article 3.8, such Specified Shares shall not be redeemed.  If a holder fails to deliver a Holder Conversion Notice within such seven-day period, or otherwise fails to comply with the requirements of these Articles in respect of the conversion of such Specified Shares, the right of such holder to exercise the Holder Conversion Right in respect of the Series A Shares held by such holder that are subject to the notice of redemption shall cease and terminate; provided, however, that if the Corporation fails to redeem all or part of the Series A Shares referred to in the notice of redemption, the Holder Conversion Right in respect of the Series A Shares of such holder which are not redeemed as a result of such failure shall thereupon be reinstated.  Notwithstanding the foregoing, if a holder exercises the Holder Conversion Right, but any of the Specified Shares to be converted pursuant to Article 3.8(a) are not converted as provided in Article 3.8(j), the Corporation may not redeem Series A Shares that are not so converted from the holder thereof under Article 3.12 for a period of 180 days from the date on which such conversion was to have occurred.

3.14	Withholding Rights; Other Taxes.

(a)
The Corporation shall be entitled to deduct and withhold from any distribution, consideration or other amount payable under these Articles to any holder of Series A Shares such amounts as the Corporation is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended or succeeded.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Series A Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  To the extent that the amount so required or permitted to be deducted or withheld from any payment to any holder of Series A Shares exceeds the cash portion of any consideration otherwise payable to such holder, the Corporation is authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation to enable it to comply with such deduction or withholding requirement and the Corporation shall notify such holder and remit to such holder any unapplied balance of net proceeds of such sale.  If the Corporation becomes aware that it must make any deduction and withholding contemplated in this Article 3.14 (or that there is a change in the rate or basis for such withholding), it will promptly notify the affected holders.  As soon as practicable after making any deduction and withholding contemplated in this Article 3.14 and remission of any withheld amount to the appropriate taxing authority the Corporation will deliver to any affected holder evidence of such remission.

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(b)
The Corporation will pay in accordance with applicable law any stamp or documentary taxes or similar levies (other than transfer taxes) that arise from any payment made hereunder or in connection with the rights, privileges, restrictions and conditions set out herein.  The Corporation shall promptly notify any affected holder of any such payment and deliver to any affected holder evidence of such payment.

3.15	Specific Matters Requiring Approval of Holders of Series A Shares.

So long as any Series A Shares are issued and outstanding, the Corporation shall only undertake or proceed with any of the following matters with the prior approval of shareholders of the Corporation holding at least 50% of the issued and outstanding Series A Shares (which approval may be given in writing signed in one or more counterparts):

(a)
authorize the creation of, or allot or issue (including by reclassification) any preferred shares of the Corporation of any class or Series that ranks in priority to or on a parity with the Series A Shares in respect of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation or its subsidiaries; or

(b)
amend or repeal the Articles or by-laws of the Corporation, or any provision thereof, in any manner which would alter or change the rights, privileges, restrictions and conditions attached to the Series A Shares or avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder, including preferences, rights, privileges, powers, restrictions and conditions contained herein, so as to affect the holders of Series A Shares adversely, regardless of how such amendment is effected, including by way of merger, consolidation, amalgamation or other voluntary action of the Corporation, other than an acquisition, exchange or cancellation of Series A Shares in exchange for money, securities or other consideration which constitutes a Change of Control as contemplated in Article 3.6; or

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(c)
authorize the creation of or issue any securities, where such authorization or issuance would result in a breach of any of the terms, conditions or provisions of these rights, privileges, restrictions or conditions; or

(d)	increase or decrease the authorized number of Preferred shares of the Corporation or Series A Shares.

3.16	Lost or Stolen Certificates.

Upon receipt by the Corporation of evidence satisfactory to the Corporation, acting reasonably, of the loss, theft, destruction or mutilation of any certificates representing Series A Shares, and, in the case of loss, theft or destruction, the holder executing an agreement satisfactory to the Corporation, acting reasonably, agreeing to indemnify the Corporation from loss incurred by it in connection with such certificates and, in the case of mutilation, upon surrender of the mutilated certificate, the Corporation shall execute and deliver one or more new share certificate(s) of like tenor and date; provided, however, the Corporation shall not be obligated to re-issue any share certificate if the holder contemporaneously requests the Corporation to convert the Series A Shares represented by such certificate into Common Shares.

3.17	Failure or Indulgence Not Waiver.

No failure or delay on the part of a holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

3.18	Notice.

Whenever notice or other communication is required to be given under these rights, privileges restrictions and conditions, unless otherwise provided herein, such notice shall be given in the manner provided for notices in the Securities Purchase Agreement dated July 23, 2008 and made among the Corporation and the purchasers of Series A Shares.

3.19	Preferred Share Register.

The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the holders), a register for the Series A Shares, in which the Corporation shall record the name and address of the persons in whose name the Series A Shares have been issued, as well as the name and address of each permitted transferee.  The Corporation may treat the person in whose name any Series A Share is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

3.20	Currency.

All dollar amounts referred to herein shall be in United States dollars (U.S.$).

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EXHIBIT I

CARDIOME PHARMA CORP. CONVERSION NOTICE

Reference is made to the Articles of Cardiome Pharma Corp., as amended (the “Articles”).  In accordance with and pursuant to the Articles, the undersigned hereby elects to convert the number of Series A Preferred Shares without par value (the “Preferred Shares”) of Cardiome Pharma Corp., a corporation existing under the laws of Canada (the “Company”), indicated below into Common Shares without par value (the “Common Shares”) of the Company, as of the date specified below.

Date of Conversion:
Number of Preferred Shares to be converted:
Stock certificate no(s). of Preferred Shares to be converted:
Tax ID Number (If applicable):
Please confirm the following information:
Conversion Ratio:
Number of Common Shares to be issued:

Notwithstanding anything to the contrary contained herein, this Conversion Notice shall constitute a representation by the holder of Preferred Shares submitting this Conversion Notice that, after giving effect to the conversion provided for in this Conversion Notice, such holder (together with its affiliates) will not have beneficial ownership (together with the beneficial ownership of such person’s affiliates) of a number of Common Shares which exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to such conversion or result in such holder or any other person having beneficial ownership of, or control or direction over, directly or indirectly, securities of the Company carrying 10% or more of the voting rights attached to all of the Company’s outstanding voting securities, determined in accordance with the provisions of the rights, privileges, restrictions and conditions attached to the Preferred Shares, except to the extent that the holder of Preferred Shares has made a “Filing Election” as defined in the Articles.

Please issue the Common Shares into which the Preferred Shares are being converted in the following name and with the following address:

Issue to:
Address:
Telephone Number:
Facsimile Number:
Authorization:
By:
Title:
Dated:
Account Number (if electronic book entry transfer):
Transaction Code Number (if electronic book entry transfer):

[NOTE TO HOLDER - THIS FORM MUST BE SENT CONCURRENTLY TO TRANSFER AGENT]

ACKNOWLEDGMENT

The Company hereby acknowledges this Conversion Notice and hereby directs [Transfer Agent] to issue the above indicated number of Common Shares in accordance with the Irrevocable Transfer Agent Instructions dated July ____, 2008 from the Company and acknowledged and agreed to by [Transfer Agent].

CARDIOME PHARMA CORP.

By:
      Name:
      Title:

EXHIBIT B

CARDIOME PHARMA CORP. Registration Rights Agreement

TABLE OF CONTENTS

Page

1.	DEFINITIONS.	1
2.	REGISTRATION.	3
(a)	Mandatory Registration	3
(b)	Allocation of Registrable Securities	3
(c)	Legal Counsel	4
(d)	Ineligibility for Form F-10	4
(e)	Sufficient Number of Common Shares Registered	4
(f)	Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement	4
3.	RELATED OBLIGATIONS.	5
4.	OBLIGATIONS OF THE INVESTORS.	11
5.	EXPENSES OF REGISTRATION.	11
6.	INDEMNIFICATION.	12
7.	CONTRIBUTION.	15
8.	REPORTS UNDER THE 1934 ACT AND CANADIAN PROVINCIAL SECURITIES LAWS.	15
9.	ASSIGNMENT OF REGISTRATION RIGHTS.	15
10.	AMENDMENT OF REGISTRATION RIGHTS.	15
11.	MISCELLANEOUS.	16

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REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of July 25, 2008, by and among Cardiome Pharma Corp., a corporation continued under the laws of Canada (the “Company”), with headquarters located at 6th Floor, 6190 Agronomy Road, Vancouver, British Columbia, Canada V6T 1Z3, and CR Intrinsic Investments, LLC, a limited liability company formed in Anguilla with a business address at Box 174, Mitchell House, The Valley, Anguilla, British West Indies (the “Buyer”).

WHEREAS:

A.           In connection with the Securities Purchase Agreement by and among the parties hereto of even date herewith (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions set forth in the Securities Purchase Agreement, to issue and sell to each Buyer preferred shares of the Company designated as Series A Preferred Shares, the terms of which are set forth in the Company’s Articles of Incorporation (the “Articles”) in the form attached as Exhibit A to the Securities Purchase Agreement (the “Preferred Shares”) which, among other things, will be convertible into common shares in the capital of the Company, no par value (the “Common Shares”) (as converted, the “Conversion Shares”), in accordance with the terms set forth in the Articles.

B.           To induce the Buyer to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Buyer hereby agree as follows:

1.	Definitions.

Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement.  As used in this Agreement, the following terms shall have the following meanings:

(a)           “Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

(b)           “Canadian Prospectus” means a prospectus or prospectuses of the Company filed under Canadian provincial securities laws qualifying the Registrable Securities.

(c)           “Closing Date” shall have the meaning set forth in the Securities Purchase Agreement.

(d)           “CSA” means the Canadian provincial and territorial securities regulatory authorities.

(e)           “Effective Date” means the date that the Registration Statement has been declared effective by the SEC or has become effective upon filing with the SEC pursuant to Rule 467 under the 1933 Act.

(f)           “Effectiveness Deadline” means the date which is (i) in the event that the Registration Statement is not subject to any review by the SEC, thirty (30) days after the Filing Deadline, or (ii) in the event that the Registration Statement is subject to any review by the SEC, seventy-five (75) days after the Filing Deadline.

(g)           “Filing Deadline” means the date that is the earlier of (i) fourteen (14) days after the Strategic Review Termination Date or (ii) ninety (90) days after the Closing Date.

(h)           “Investor” means a Buyer or any transferee or assignee thereof (subject, in the case of a transferee of Preferred Shares, to approval by the board of directors of the Company pursuant to Article 3.11 of the Articles), to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof (subject, in the case of a transferee of Preferred Shares, to approval by the board of directors of the Company pursuant to Article 3.11 of the Articles), to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

(i)           “Person” means an individual, a limited liability company, a partnership, a limited partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(j)           “register,” “registered, “and “registration” refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and pursuant to the Multijurisdictional Disclosure System (“MJDS”) and the effectiveness of such Registration Statement(s) upon filing with or pursuant to an order by the SEC.

(k)           “Registrable Securities” means (i) the Conversion Shares issued or issuable upon conversion of the Preferred Shares, and (ii) any equity security of the Company issued or issuable with respect to the Conversion Shares as a result of any share split, share dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Preferred Shares; provided, however, that registerable securities shall not include any Common Shares that have been previously sold pursuant to a Registration Statement, Rule 144 or Regulation S under the 1933 Act.

(l)           “Registration Statement” means the registration statement or registration statements of the Company filed under the 1933 Act covering the Registrable Securities.

(m)           “Required Holders” means the holders of at least a majority of the Registrable Securities.

(n)           “Required Registration Amount” means the maximum number of Conversion Shares issued and issuable pursuant to the Articles, as of the trading day immediately preceding the applicable date of determination, subject to adjustment as provided in Section 2(e).

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(o)           “SEC” means the United States Securities and Exchange Commission.

(p)           “Strategic Review Termination Date” has the meaning given to that term in the Articles.

2.           Registration.

(a)           Mandatory Registration

The Company shall prepare as soon as practicable and shall use its reasonable best efforts to file, prior to the Filing Deadline, (i) the Canadian Prospectus with the CSA in the form of a base shelf prospectus and any necessary shelf prospectus supplements as contemplated by National Instrument 44-102, Shelf Distributions ("NI44-102"), and (ii) the Registration Statement on Form F-10 with the SEC covering the resale of all of the Registrable Securities pursuant to the MJDS. In the event that the MJDS or Form F-10 is unavailable for such a registration, the Company shall use such other form as is available for such a registration, subject to the provisions of Section 2(d). The Registration Statement prepared pursuant hereto shall register for resale at least the number of Common Shares equal to the Required Registration Amount as of the date the Registration Statement is initially filed with the SEC. Neither the Company nor any Subsidiary or affiliate thereof shall identify any Buyer as an underwriter in any public disclosure or filing with the SEC, the CSA or any stock exchange, and if any Buyer is deemed an underwriter by the SEC, such event shall not relieve the Company of any obligations it has under this Agreement or any other Transaction Document (as defined in the Securities Purchase Agreement); provided, however, that the foregoing shall not prohibit the Company from including the disclosure found in the "Plan of Distribution" section attached hereto as Exhibit B in the Registration Statement and Canadian Prospectus. The Registration Statement, and to the extent applicable, the Canadian Prospectus, shall contain (except if otherwise directed by the Required Holders) the "Selling Shareholders" and "Plan of Distribution" sections in substantially the form attached hereto as Exhibit B. The Company shall use its reasonable best efforts to have the Registration Statement become effective and to obtain a final MJDS decision document from the CSA as soon as practicable, but in no event later than the Effectiveness Deadline. By 9:30 am on the Business Day following the Effective Date, the Company shall file with the SEC in accordance with the General Instruction II.L. of Form F-10 the prospectus supplement to be used in connection with sales pursuant to the Registration Statement.

(b)           Allocation of Registrable Securities

  The initial number of Registrable Securities included in any Registration Statement and any increase in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time the Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC or becomes effective upon filing with the SEC.  In the event that an Investor sells or otherwise transfers any of such Investor’s Registrable Securities, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor.  Any Common Shares included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement.  In no event shall the Company include any securities other than Registrable Securities on any Registration Statement without the prior written consent of the Required Holders.

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(c)           Legal Counsel

Subject to Section 5 hereof, the Required Holders shall have the right to select one legal counsel to review and oversee any registration pursuant to this Section 2 (“Legal Counsel”), which shall be Finn Dixon & Herling LLP or such other counsel as thereafter designated by the Required Holders and reasonably acceptable to the Company.  The Company and Legal Counsel shall reasonably cooperate with each other in performing the Company’s obligations under this Agreement.

(d)           Ineligibility for Form F-10

In the event that Form F-10 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Required Holders and (ii) undertake to register the Registrable Securities on Form F-10 as soon as such form is available, provided that the Company shall maintain, subject to applicable Grace Periods,  the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-10 covering the Registrable Securities has been declared effective by the SEC or becomes effective upon filing with the SEC.

(e)           Sufficient Number of Common Shares Registered

In the event the number of shares available under a Registration Statement filed pursuant to Section 2(a) is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement or an Investor’s allocated portion of the Registrable Securities pursuant to Section 2(b), the Company shall amend the applicable Registration Statement, or file a new Registration Statement, or both (and make parallel amendments or filings with the CSA, to the extent necessary or advisable), so as to cover at least the Required Registration Amount as of the trading day immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) days after the necessity therefor arises.  The Company shall use its reasonable best efforts to cause such amendment and/or new Registration Statement to be declared effective by the SEC or to become effective upon filing with the SEC, as soon as practicable following the filing thereof.  For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed “insufficient to cover all of the Registrable Securities” if at any time the number of Common Shares available for resale under the Registration Statement is less than the product determined by multiplying (i) the Required Registration Amount as of such time by (ii) 0.90.  The calculation set forth in the foregoing sentence shall be made without regard to any limitations on the conversion of the Preferred Shares and such calculation shall assume that the Preferred Shares are then convertible into Common Shares at the then prevailing Conversion Rate (as defined in the Articles).

(f)           Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement

If (i) a Registration Statement covering all of the Registrable Securities required to be covered thereby and required to be filed by the Company pursuant to this Agreement does not become effective on or before the Effectiveness Deadline (an “Effectiveness Failure”), (ii) subject to Section 3(r) of this Agreement on any day after the Effective Date sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made (other than during an Allowable Grace Period (as defined in Section 3(r)) pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement or to register a sufficient number of Common Shares) (a “Maintenance Failure”) or (iii) any Registrable Securities on and after the Effective Date, are not freely tradeable under applicable Canadian provincial securities laws (a “Qualification Failure”) then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying Common Shares (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each holder of Registrable Securities relating to such Registration Statement an amount in cash equal to one and one-half percent (1.5%) of the aggregate Purchase Price on each of the following dates: (i) on the thirtieth day following such Effectiveness Failure and every thirtieth day thereafter (pro rated for periods totaling less than thirty (30) days) until the earlier of the date such Effectiveness Failure is cured or the one year anniversary of the Issue Date (as defined in the Articles); (ii) on the thirtieth day following such Maintenance Failure and every thirtieth day thereafter (pro rated for periods totaling less than thirty (30) days) until the earlier of the date such Maintenance Failure is cured or the one year anniversary of the Issue Date; and (iii) on the thirtieth day following such Qualification Failure and every thirtieth day thereafter (pro rated for periods totaling less than thirty (30) days) until the earlier of the date such Qualification Failure is cured or the one year anniversary of the Issue Date.  The payments to which a holder shall be entitled pursuant to this Section 2(f) are referred to herein as “Registration Delay Payments.”  For avoidance of doubt, the parties acknowledge and agree, except as otherwise provided in Section 3(p), that Registration Delay Payments shall apply regardless of any action or inaction by the SEC, the CSA, the TSX (as defined in the Securities Purchase Agreement) or any applicable governmental entity (whether considered capricious or otherwise by the Company and whether in the control of the Company or otherwise).  Registration Delay Payments shall be paid on the earlier of (I) the first Business Day after the day such Registration Delay Payments are incurred pursuant to the previous sentence and (II) the third Business Day after the event or failure giving rise to the Registration Delay Payments is cured. In the event the Company fails to make any Registration Delay Payment in a timely manner, such Registration Delay Payment shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full.

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3.           Related Obligations.

At such time as the Company is obligated to file a Registration Statement with the SEC pursuant to Section 2(a), 2(d) or 2(e), the Company will use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(i)           The Company shall keep each Registration Statement effective at all times until the earlier of (i) the date as of which the Investors may sell all of the Registrable Securities covered by such Registration Statement pursuant to Rule 144 promulgated under the 1933 Act without volume or manner of sale restrictions or (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement (the “Registration Period”).  The Company shall ensure that each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading, except that this obligation shall not apply to any information provided by in writing, or required to be provided and not provided by, any Investor specifically for use in connection with the preparation of a Registration Statement, any prospectus relating to such Registration Statement, or any amendment or supplement thereto.

(ii)           The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus amendments or supplements are to be filed pursuant to General Instruction II to Form F-10, as may be necessary to permit sales of the Registrable Securities under the Registration Statement at all times during the Registration Period, and the Company shall during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement.   In addition, the Company shall prepare and file with the CSA such supplements and amendments to the Canadian Prospectus as may be required under NI44-102 or applicable Canadian provincial or territorial securities laws throughout the Registration Period, and during such period comply with the requirements of such laws with respect to the disposition of the Registrable Securities.

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(iii)           The Company shall (A) permit Legal Counsel to review and comment upon (i) a Registration Statement and the Canadian Prospectus at least three (3) Business Days prior to its filing with the SEC or the CSA and (ii) all amendments and supplements to all Registration Statements within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or Canadian Prospectus or amendment or supplement thereto in a form to which Legal Counsel reasonably objects. The Company shall furnish to Legal Counsel, without charge, (i) copies of any correspondence from the SEC or CSA or the staff of the SEC or CSA to the Company or its representatives relating to any Registration Statement, (ii) promptly after the same is prepared and filed with the SEC or CSA, as the case may be, one copy of any Registration Statement and Canadian Prospectus and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, and all exhibits and (iii) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Company shall reasonably cooperate with Legal Counsel in performing the Company's obligations pursuant to this Section 3.

(iv)           The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) promptly after the same is prepared and filed with the SEC, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, and, if requested by an Investor, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of any Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.

(v)           The Company shall use its reasonable best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction.  The Company shall promptly notify Legal Counsel and each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

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(vi)           The Company shall notify Legal Counsel and each Investor in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), and, subject to Section 3(r), promptly prepare a supplement or amendment to such Registration Statement (and/or Canadian Prospectus) to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to Legal Counsel and each Investor (or such other number of copies as Legal Counsel or such Investor may reasonably request).  The Company shall also promptly notify Legal Counsel and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel and each Investor by facsimile on the same day of such effectiveness and by overnight mail), (ii) of any request by the SEC or CSA for amendments or supplements to a Registration Statement or Canadian Prospectus, as the case may be, or related prospectus or related information, and (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement or Canadian Prospectus would be appropriate.

(vii)           The Company shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement or Canadian Prospectus, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension as soon as reasonably practicable and to notify Legal Counsel and each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(viii)           If any Investor is required under applicable securities laws to be described in the Registration Statement as an underwriter, at the reasonable request of such Investor, the Company shall furnish to such Investor, at such Investor’s expense, on the date of the effectiveness of the Registration Statement or the Canadian Prospectus and thereafter from time to time on such dates as an Investor may reasonably request (i) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to such Investor, and (ii) an opinion, dated as of such date, of Canadian and United States counsel representing the Company (which counsel shall be McCarthy Tetrault LLP, Latham & Watkins LLP, and/or other counsel reasonably acceptable to such Investor) for purposes of such Registration Statement or Canadian Prospectus, in form, scope and substance as is customarily given in an underwritten public offering, addressed to such Investor.

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(ix)            If any Investor is required under applicable securities laws to be described in the Registration Statement as an underwriter, the Company shall make available for inspection, at such Investor's expense, by (i) any Investor, (ii) Legal Counsel and (iii) one firm of accountants or other agents retained by the Investors (collectively, the “Inspectors”), all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably deemed necessary by each Inspector, and cause the Company's officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree to hold in strict confidence and shall not make any disclosure (except to an Investor) or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Inspector has knowledge. Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein (or in any other confidentiality agreement between the Company and any Investor) shall be deemed to limit the Investors' ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.

(x)           The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal, provincial or state securities laws or other applicable law, rule or regulation, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement or Canadian Prospectus, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at the Investor's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

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(xi)           The Company shall use its reasonable best efforts either to (i) cause all of the Registrable Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or (ii) secure listing of all of the Registrable Securities covered by a Registration Statement on The NASDAQ Global Market (or any successor thereto) or (iii) if, despite the Company's reasonable best efforts to satisfy, the preceding clauses (i) and (ii) the Company is unsuccessful in satisfying the preceding clauses (i) and (ii), to secure the listing on The NASDAQ Capital Market for such Registrable Securities and, without limiting the generality of the foregoing, to use its reasonable best efforts to arrange for at least two market makers to register with the Financial Industry Regulatory Authority (“FINRA”) with respect to such Registrable Securities. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(k).

(xii)           The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

(xiii)           If requested by an Investor, the Company shall (i) as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable, make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement or Canadian Prospectus if reasonably requested by an Investor holding any Registrable Securities.

(xiv)           The Company shall use its reasonable best efforts to cause the Registrable Securities covered by a Registration Statement or Canadian Prospectus to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

(xv)           The Company shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company's fiscal quarter next following the effective date of a Registration Statement. (i) With respect to an earnings statement that will be contained in one report on Form 40-F (or any other form as may then be available for such purpose), such earnings statement shall be made generally available no later than the due date by which the Company is required, pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file such report with the SEC; and (ii) with respect to an earnings statement that will be contained in any combination reports on Form 40-F or Form 6-K (or any other form(s) as may then be available for such purpose), such earnings statement shall be made generally available no later than the due date by which the Company is required, pursuant to the 1934 Act, to file the last of such reports which together constitute such earnings statement.

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(xvi)           The Company shall otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC and the CSA in connection with any registration hereunder.

(xvii)           Within two (2) Business Days after a Registration Statement which covers Registrable Securities becomes or is declared effective by the SEC or has become effective, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit A.

(xviii)                      Notwithstanding anything to the contrary herein, at any time after the Registration Statement has been declared effective by the SEC or become effective upon filing with the SEC (i) if the Company possesses material, non-public information the disclosure of which at the time is not, in the reasonable discretion of the Company, in the best interest of the Company or (ii) an event described in Section 3(f) or 3(g) shall occur (a “Grace Period”), the Company shall promptly (A) notify the Investors in writing of the reason giving rise to a Grace Period (provided that in each notice the Company will not disclose any content of such material, non-public information to the Investors) and the date on which the Grace Period will begin, and (B) notify the Investors in writing of the date on which the Grace Period ends, provided, that no Grace Period shall exceed twenty (20) consecutive days, and during any three hundred sixty five (365) day period, such Grace Periods shall not exceed an aggregate of forty (40) days and the first day of any Grace Period must be at least five (5) trading days after the last day of any prior Grace Period (each, an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (A) and shall end on and include the later of the date the Investors receive the notice referred to in clause (B) and the date referred to in such notice. The provisions of Section 3(g) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended Common Shares to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale, and delivered a copy of the then-current prospectus included in the applicable Registration Statement, prior to the Investor's receipt of the notice of a Grace Period and for which the Investor has not yet settled.

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4.           Obligations of the Investors.

(i)           At least ten (10) Business Days prior to the first anticipated filing date of a Registration Statement or a Canadian Prospectus, the Company shall notify each Investor in writing of the information the Company requires from each such Investor in order to comply with applicable law or regulations if such Investor elects to have any of such Investor’s Registrable Securities included in such Registration Statement or Canadian Prospectus.  It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect and maintain the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

(ii)           Each Investor, by such Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement or a Canadian Prospectus hereunder, unless such Investor has notified the Company in writing of such Investor’s election to exclude all of such Investor’s Registrable Securities from such Registration Statement or Canadian Prospectus.

(iii)           Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g), Section 3(r) or the first sentence of 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by the first sentence of 3(f) or receipt of notice that no supplement or amendment is required or until such Investor receives notice that any applicable stop order or suspension has been lifted.  Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended Common Shares to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(g), Section 3(r) or the first sentence of 3(f) and for which the Investor has not yet settled.

(iv)           Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act, if any, as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

5.           Expenses of Registration.

All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company shall be paid by the Company.

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6.           Indemnification.

In the event any Registrable Securities are included in a Registration Statement or Canadian Prospectus under this Agreement:

(i)           To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, members, partners, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC or CSA, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other "blue sky" laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC or CSA, as applicable) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state, provincial or territorial securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or Canadian Prospectus or (iv) any violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”). Subject to Section 6(c), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or prospectus or any such amendment thereof or supplement thereto and; (ii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company if such prospectus was timely made available by the Company pursuant to Section 3(d); and (iii) shall not apply to amounts paid in settlement of any Claim pursuant to this Section 6(a) or Section 7 if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

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(ii)           In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c), such Investor will reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

(iii)           Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for all such Indemnified Persons or Indemnified Parties to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of each Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding.  In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Investors holding at least a majority in interest of the Registrable Securities included in the Registration Statement to which the Claim relates.  Each Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to such Indemnified Party or Indemnified Person which relates to such action or Claim.  The indemnifying party shall keep each Indemnified Party or Indemnified Person reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent.  No indemnifying party shall, without the prior written consent of any Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation.  Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of each Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to any Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

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(iv)           The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

(v)           The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7.           Contribution.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement.

8.           Reports Under the 1934 Act and Canadian Provincial Securities Laws.

With a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration (“Rule 144”), the Company agrees to:

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(i)           make and keep public information available, as those terms are understood and defined in Rule 144;

(ii)           file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144;

(iii)           furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration; and

d.           continue to make all filings and take all actions required to maintain its reporting issuer status under applicable Canadian provincial securities laws.

9.           Assignment of Registration Rights.

The rights under this Agreement shall be automatically assignable by the Investors to any transferee of all or any portion of such Investor’s Registrable Securities if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act or applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; and (v) such transfer shall have been made in accordance with the applicable requirements of the Securities Purchase Agreement.

10.           Amendment of Registration Rights.

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders.  Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company.  No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities.  No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

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11.           Miscellaneous.

(i)           A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities.  If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the record owner of such Registrable Securities.

(ii)           Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:
Cardiome Pharma Corp.
6th Floor
6190 Agronomy Road
Vancouver, British Columbia, Canada V6T 1Z3
Facsimile: (604) 677-6915
Attention: President and Chief Business Officer

With a copy to:

McCarthy Tétrault LLP
Suite 1300,
777 Dunsmuir Street
Vancouver, British Columbia, Canada V7Y 1K2
Facsimile: (604) 622-5791
Attention: Joseph A. Garcia

and:

Latham & Watkins LLP
650 Town Center Drive
Costa Mesa, California 92626
Facsimile: (714) 755-8290
Attention: Charles K. Ruck, Esq.
R. Scott Shean, Esq.
Jonn R. Beeson, Esq.
If to Buyer:

To the address on the first page hereof

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With copies to:

CR Intrinsic Investors, LLC
c/o S.A.C. Capital Advisors, LLC
72 Cummings Point Road
Stamford, Connecticut 06902
Attention: General Counsel

and to

Finn Dixon & Herling LLP
177 Broad Street
Stamford, Connecticut 06901-2048
Facsimile: (203) 325-5001
Attention: Charles J. Downey III, Esq.

If to the Buyer, to its address and facsimile number set forth above, or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to the other party pursuant to this Section.  Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(iii)           Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(iv)           All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. The Company hereby appoints CT Corporation with offices at 111 Eighth Ave., 13th Floor New York, NY 10011, as its agent for service of process in New York.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

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(v)           This Agreement, the other Transaction Documents and the instruments referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof.  There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein.  This Agreement, the other Transaction Documents and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

(vi)           Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

(vii)           The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(viii)           This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.  This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

(ix)           Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(x)           All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders.

(xi)           The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

(xii)           This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

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(xiii)           Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars. All amounts owing under this Agreement are payable in United States Dollars. All amounts denominated in other currencies shall be converted in the United States dollar equivalent amount in accordance with the Exchange Rate (as defined in the Securities Purchase Agreement) on the date of calculation.

(xiv)           The obligations of each Investor hereunder are several and not joint with the obligations of any other Investor, and no provision of this Agreement is intended to confer any obligations on any Investor vis-à-vis any other Investor.  Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated herein.

[Signature Page Follows]

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IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

CARDIOME PHARMA CORP.

By:
Name:   Robert Rieder
Title:    Chairman and CEO

CR INTRINSIC INVESTMENTS, LLC

By:              CR Intrinsic Investors, LLC

By:
Name:  Peter A. Nussbaum
Title:    Authorized Signatory

EXHIBIT A

FORM OF NOTICE OF EFFECTIVENESS
 OF REGISTRATION STATEMENT

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, British Columbia, Canada, V6C 3B
Attention:      Evelyn Hsu

Re:           Cardiome Pharma Corp.

Ladies and Gentlemen:

[We are][I am] counsel to Cardiome Pharma Corp., a corporation continued under the laws of Canada (the “Company”), and have represented the Company in connection with that certain Securities Purchase Agreement (the “Securities Purchase Agreement”) entered into by and among the Company and the buyer named therein (the “Buyer”) pursuant to which the Company issued to the Buyer Series A convertible preferred shares (the “Preferred Shares”) convertible into the Company’s common shares, no par value (the “Common Shares”).  Pursuant to the Securities Purchase Agreement, the Company also has entered into a Registration Rights Agreement with the Buyer (the “Registration Rights Agreement”) pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the Common Shares issuable upon conversion of the Preferred Shares, under the Securities Act of 1933, as amended (the “1933 Act”).  In connection with the Company’s obligations under the Registration Rights Agreement, on , 200, the Company filed a Registration Statement on Form F-10 (File No. 333-) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the Registrable Securities which names each of the Holders as a selling shareholder thereunder.

In connection with the foregoing, [we][I] advise you that pursuant to the Multijurisdictional Disclosure System, the Registration Statement has become effective under the 1933 Act on [ ENTER DATE OF EFFECTIVENESS ] and [we][I] have no knowledge, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

This letter shall serve as our standing opinion to you that the Common Shares are freely transferable by the Buyer pursuant to the Registration Statement. You need not require further letters from us to effect any future legend-free issuance or reissuance of Common Shares to the Buyer as contemplated by the Company's Irrevocable Transfer Agent Instructions dated ________ __, 200__. This letter shall serve as our standing opinion with regard to this matter.

Very truly yours,

[ISSUER’S COUNSEL]

By:

CC:           CR Intrinsic Investments, LLC

1

EXHIBIT B

SELLING SHAREHOLDERS

The Common Shares being offered by the selling shareholders are those issuable upon conversion of the Series A convertible preferred shares.  For additional information regarding the issuance of the Series A convertible preferred shares, see “Private Placement of Series A convertible preferred shares” above.  We are registering the Common Shares in order to permit the selling shareholders to offer the shares for resale from time to time.  Except for the ownership of the Series A convertible preferred shares issued pursuant to the Securities Purchase Agreement, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the Common Shares by each of the selling shareholders.  The second column lists the number of Common Shares beneficially owned by the selling shareholder, based on its ownership of outstanding Common Shares and the Series A convertible preferred shares, as of __________, 200___, assuming conversion of all convertible preferred shares held by the selling shareholders on that date without regard to any limitations on conversions.

The third column lists the Common Shares being offered by this prospectus by the selling shareholders.

In accordance with the terms of a registration rights agreement with the selling shareholders, this prospectus generally covers the resale of at least the maximum number of Common Shares issuable upon conversion of the Series A convertible preferred shares as of the trading day immediately preceding the date the registration statement is initially filed with the SEC.  Because the conversion price of the Series A convertible preferred shares may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.  The fourth column assumes the sale of all of the shares offered by the Selling Shareholders pursuant to this prospectus.

Under the terms of the articles of incorporation of the Company, a selling shareholder may not convert the Series A convertible preferred shares to the extent such conversion would cause such selling shareholder, together with its affiliates, to beneficially own a number of Common Shares which would exceed a percentage specified by the selling shareholder of our then outstanding Common Shares following such conversion, excluding for purposes of such determination Common Shares issuable upon conversion of the Series A convertible preferred shares which have not been converted.  The number of shares in the second column does not reflect this limitation.  The selling shareholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

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EXHIBIT B

Name of selling shareholder	Number of Common Shares Owned Prior to Offering	Maximum Number of Common Shares to be Sold Pursuant to this Prospectus	Number of Common Shares Owned After Offering

[Buyer] (1)			0

(1)
	1

1

EXHIBIT B

PLAN OF DISTRIBUTION

We are registering the Common Shares issuable upon conversion of the Series A convertible preferred shares and to permit the resale of these Common Shares by the holders of the Series A convertible preferred shares from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling shareholders of the Common Shares.  We will bear all fees and expenses incident to our obligation to register the Common Shares.

The selling shareholders may sell all or a portion of the Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the Common Shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The Common Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the Common Shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Shares in the course of hedging in positions they assume.  The selling shareholders may also sell Common Shares short and deliver Common Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling shareholders may also loan or pledge Common Shares to broker-dealers that in turn may sell such shares.

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The selling shareholders may pledge or grant a security interest in some or all of the Series A convertible preferred shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include, pursuant to prospectus amendment or prospectus supplement, the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer and donate the Common Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the Common Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the Common Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Common Shares may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the Common Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the Common Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Common Shares by the selling shareholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the Common Shares.  All of the foregoing may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Shares.

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We will pay all expenses of the registration of the Common Shares pursuant to the registration rights agreement, estimated to be $[______] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders may be entitled to contribution.  The selling shareholder has agreed to indemnify us against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the Common Shares will be freely tradable in the hands of persons other than our affiliates.

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